Exhibit 99.1

November 12, 2025

Dear Shareholder,

You are cordially invited to attend the 2025 Annual Meeting of Shareholders (the “Annual Meeting”) of Allot Ltd. (“Allot” or the “Company”), to be held at Allot’s offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel on December 15, 2025, at 2:30 p.m. Israel time.

At the Annual Meeting, the Company’s shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders (the “Notice”). Allot’s board of directors unanimously recommends that you vote “FOR” each proposal listed in the Notice. Management will also report on the affairs of the Company, and a discussion period will be provided for questions and comments of general interest to shareholders.

Whether or not you plan to attend the Annual Meeting, it is important that your ordinary shares be represented and voted at the Annual Meeting. Accordingly, after reading the enclosed Notice and proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or, if you hold your shares in street name and the proxy card allows this, over the Internet in accordance with the instructions on your proxy card.

We urge all of our shareholders to review our annual report on Form 20-F and our quarterly results of operations furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, all of which are available on our website at www.allot.com or on the SEC’s website at www.sec.gov.

We look forward to greeting as many of you as can attend the Annual Meeting.

Sincerely, /s/ David Reis David Reis Chairman of the Board of Directors

ALLOT LTD.
____________________________________

Notice of Annual Meeting of Shareholders

22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel

Tel: +972-9-761-9200
____________________________________

NOTICE IS HEREBY GIVEN that the 2025 Annual Meeting (the “Annual Meeting”) of shareholders of Allot Ltd. (“Allot” or the “Company”) will be held on December 15, 2025, at 2:30 p.m. Israel time, at our offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel.

The Annual Meeting is being called for the following purposes:

1.
To approve an amendment to the Company’s Articles of Association, effective immediately upon the approval of this Proposal 1, to provide for the elimination of the different classes of members of the Board of Directors of the Company (the “Board”), so that after completion of their current term, the term of each director who is elected or reelected at or after the Annual Meeting (other than Outside Directors (as defined in the Israel Companies Law, 5759-1999, as amended (the “Israel Companies Law”)), shall be one year.

2.
To reelect Nadav Zohar as a Class I director, to serve until the 2028 annual meeting of shareholders (or, if Proposal 1 is approved, to serve until the 2026 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law.

3.
To reelect Cynthia L. Paul as a Class I director, to serve until the 2028 annual meeting of shareholders (or, if Proposal 1 is approved, to serve until the 2026 annual meeting of shareholders), and until her successor has been duly elected and qualified, or until her office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law.

4.
To reelect Steven Levy as an Outside Director of the Company, to serve for a term of three years commencing as of the Annual Meeting, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law.

5.	To approve the existing compensation policy for officers and directors of the Company (the “Compensation Policy”), as required by the Israel Companies Law, to apply for the years 2026-2028.

6.	To approve an amendment to the indemnification provisions of the Company’s Articles of Association.

7.	To approve an amended and restated indemnification agreement to be entered into with each of our directors.

8.	To approve an amended and restated indemnification agreement to be entered into with our Chief Executive Officer.

9.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Allot’s independent registered public accounting firm for the fiscal year ending December 31, 2025 and until the next annual meeting of shareholders, and to authorize the Board, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

10.	To report on the business of the Company for the fiscal year ended December 31, 2024, including a review of the fiscal 2024 financial statements.

11.	To act upon any other matters that may properly come before the Annual Meeting or any adjournment or postponement thereof.

The foregoing proposals are described in detail in the enclosed proxy statement, which we urge you to read in its entirety.

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Only shareholders of record at the close of business on October 29, 2025 (the “Record Date”) will be entitled to notice of, and to vote at, the Annual Meeting, or any adjournment or postponement thereof.

A proxy statement describing the various matters to be voted upon at the Annual Meeting, along with a proxy card enabling shareholders to indicate their vote on each matter presented at the Annual Meeting, is included with this Notice of Annual meeting of Shareholders (the “Notice”), and is being mailed on or about November 13, 2025 to all shareholders entitled to vote at the Annual Meeting. Such proxy statement shall also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and filed with the Israel Securities Authority and Tel Aviv Stock Exchange, and will be available on the Company’s website at www.allot.com, on the SEC’s website at www.sec.gov and on the Tel Aviv Stock Exchange’s website at https://maya.tase.co.il/. Signed proxy cards must be received by our transfer agent, Equiniti Trust Company LLC, or at our registered office no later than 24 hours before the time fixed for the Annual Meeting or presented to the chairperson of the Annual Meeting at the time of the Annual Meeting in order for the proxy to be qualified to participate in the Annual Meeting. Detailed proxy voting instructions are provided in the proxy statement as well as on the enclosed proxy card.

Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented and voted at the Annual Meeting. Accordingly, after reading the Notice and proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided, vote by telephone or, if you hold your shares in street name and the proxy card allows this, over the Internet in accordance with the instructions on your proxy card.

By Order of the Board of Directors, /s/ David Reis David Reis Chairman of the Board of Directors

Hod Hasharon, Israel
November 12, 2025
ii

ALLOT LTD.
22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel
Tel: +972-9-761-9200

PROXY STATEMENT

2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS

ABOUT THE ANNUAL MEETING

Q:	When and where is the 2025 Annual Meeting of Shareholders being held?

A:	The Annual Meeting will be held on December 15, 2025, at 2:30 p.m. Israel time, at our offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel.

Q:	Who can attend the Annual Meeting?

A:
Any shareholder may attend. Proof of ownership of the Company’s shares as of the Record Date, as well as a form of personal photo identification, must be presented in order to be admitted to the Annual Meeting. If your shares are held in the name of a bank, broker or other holder of record, you must bring a current brokerage statement or other proof of ownership with you to the Annual Meeting.

Q:	Who is entitled to vote?

A:	Only holders of record of ordinary shares at the close of business on October 29, 2025, the Record Date for the Annual Meeting, are entitled to vote at the Annual Meeting.

Joint holders of ordinary shares should note that, pursuant to Article 32.4 of the Company’s Articles of Association, the right to vote at the Annual Meeting will be conferred exclusively upon the “senior” among the joint owners attending the Annual Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

HOW TO VOTE YOUR SHARES

Q:	How do I vote?

A:
You may vote by mail. You can do this by completing your proxy card (if you are a shareholder of record) or your voting instruction card (if you are a “street name” beneficial owner) and returning it in the enclosed, prepaid and addressed envelope. If you return a signed card but do not provide voting instructions, your shares will be voted as recommended by the Board.

You may vote in person. Ballots will be passed out at the Annual Meeting to anyone who wants to vote in person at the Annual Meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. If you are a shareholder of record and your shares are held directly in your name, you may vote in person at the Annual Meeting. However, if your shares are held in “street name,” you must first obtain a “legal proxy” from the record holder (that is, your bank, broker or other nominee) giving you the right to vote at the Annual Meeting.

“Street name” holders may be able to vote by phone or through an Internet website in accordance with instructions included on their proxy cards.

Q:	What is the difference between holding shares as a shareholder of record and holding shares in “street name”?

A:
Many Allot shareholders hold their shares through a bank, broker or other nominee rather than directly in their own name. As explained in this proxy statement, there are some distinctions between shares held of record and shares owned in “street name.”

Shareholders of Record

If your shares are registered directly in your name with our transfer agent, Equiniti Trust Company LLC of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly or to vote in person at the Annual Meeting.

“Street Name” Beneficial Owners

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner. If your shares are held in street name, these proxy materials are being forwarded to you by your bank, broker or other nominee, which is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct the bank, broker or nominee how to vote your shares for the Annual Meeting. You also may attend the Annual Meeting. However, because you are not the shareholder of record, you may not vote these shares in person at the Annual Meeting, unless you first obtain a “legal proxy” from the record holder (that is, your bank, broker or other nominee) giving you the right to vote the shares. Your bank, broker or nominee has enclosed a voting instruction card for you to use in directing the bank, broker or nominee regarding how to vote your shares.

Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Annual Meeting agenda that may be considered routine is Proposal 9 relating to the reappointment of Allot’s independent registered public accounting firm for the fiscal year ending December 31, 2025; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israel Companies Law rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank, broker or other nominee to instruct such bank, broker or other nominee how to vote its shares, if the shareholder wants its shares to count for the proposals.

Q:	Does Allot recommend I vote in advance of the Annual Meeting?

A:	Yes. Even if you plan to attend the Annual Meeting, Allot recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Annual Meeting.

Q:	If I vote by proxy, can I change my vote or revoke my proxy?

A:	Yes. You may change your proxy instructions at any time prior to the vote at the Annual Meeting. If you are a shareholder of record, you may do this by:

•	filing a written notice of revocation with the Secretary of the Company, delivered to the Company’s address above;

•	granting a new proxy card bearing a later date; or

•	attending the Annual Meeting and voting in person (attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you submit another vote at the Annual Meeting).

If you hold shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

Q:	How are my votes cast when I submit a proxy vote?

A:
When you submit a proxy vote, you appoint Liat Nahum and Rael Kolevsohn, or either of them, as your representative(s) at the Annual Meeting. Your shares will be voted at the Annual Meeting as you have instructed.

Upon the receipt of a properly submitted proxy card, which is received in time (by 2:30 p.m., Israel Time, on December 14, 2025, 24 hours prior to the Annual Meeting) and not revoked prior to the Annual Meeting, or which is presented to the chairperson at the Annual Meeting, the persons named as proxies will vote the ordinary shares represented thereby at the Annual Meeting in accordance with the Board’s recommendations as indicated in the instructions outlined on the proxy card.

Q:	What does it mean if I receive more than one proxy card?

A:	It means that you have multiple accounts at the transfer agent or with brokers. Please sign and return all proxy cards to ensure that all of your shares are voted.

ABOUT THE VOTING PROCEDURE AT THE ANNUAL MEETING
Q:	What constitutes a quorum?

A:
To conduct business at the Annual Meeting, two or more shareholders must be present, in person or by proxy, representing not less than 25% of the ordinary shares outstanding as of the Record Date, that is, a quorum must be present.

Ordinary shares represented in person or by proxy will be counted for purposes of determining whether a quorum exists. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner submits a proxy card but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Abstentions and broker non‑votes will be counted as present in determining if a quorum is present.

Q:	What happens if a quorum is not present?

A:
If a quorum is not present, the Annual Meeting will be adjourned to the same day at the same time the following week, or to such day and at such time and place as the Chairperson of the Annual Meeting may determine with the consent of the holders of a majority of the shares present in person or by proxy and voting on the question of adjournment.

Q:	How will votes be counted?

A:	Each outstanding ordinary share is entitled to one vote. The Company’s Articles of Association do not provide for cumulative voting.

On all matters considered at the Annual Meeting, abstentions and broker non-votes will not be treated as either a vote “FOR” or “AGAINST” the matter.

Q:	What vote is required to approve each proposal presented at the Annual Meeting?

A:
Proposal 1 (approval of an amendment to our Articles of Association to provide for the elimination of the different classes of members of the Board of Directors of the Company) requires that securities representing at least two-thirds of the voting securities of the Company then outstanding be voted “FOR” the adoption of the proposal.

Each of Proposals 4 (reelection of Steven Levy as an Outside Director), 5 (approval of the Compensation Policy for the years 2026-2028) and 8 (approval of an amended and restated indemnification agreement to be entered into with our Chief Executive Officer), requires, in addition to the affirmative vote of a simple majority of the ordinary shares of the Company voted in person or by proxy at the Annual Meeting on the proposal, that either: (1) a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, be voted “FOR” the proposed resolution or (2) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company.

The term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager.

Under the Israel Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any member of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of such family members, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our ordinary shares. Under the Israel Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

The Israel Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution. To avoid confusion, every shareholder voting by means of the enclosed proxy card or via a voting instruction form, internet voting or telephone, will be deemed to confirm to the Company that such shareholder is NOT a controlling shareholder and does NOT have a personal interest in Proposals 4, 5 or 8.

If you are a controlling shareholder or have a personal interest, please contact the Company’s General Counsel for guidance at +972-9-761-9200; if you hold your shares in “street name,” you may also contact the representative managing your account, who should contact us on your behalf.

Each of Proposals 2 (reelection of Nadav Zohar as a director), 3 (reelection of Cynthia Paul as a director), 6 (approval of an amendment to the indemnification provisions of our Articles of Association), 7 (approving an amended and restated indemnification agreement to be entered into with each of our directors) and 9 (reappointment of independent registered public accounting firm) requires that a simple majority of the ordinary shares of the Company voted in person or by proxy at the Annual Meeting on the proposal be voted “FOR” the adoption of the proposal.

Q:	How will my shares be voted if I do not provide instructions on the proxy card?

A:
If you are the record holder of your shares and do not specify on your proxy card how you want to vote your shares, your shares will be voted in favor of the proposals in accordance with the recommendation of the Board:

1.
“FOR” the approval of an amendment to the Company’s Articles of Association, effective immediately upon the approval of Proposal 1, to provide for the elimination of the different classes of members of the Board and to set the term of each director who is elected or reelected at or after the Annual Meeting (other than Outside Directors, who shall continue to serve in accordance with the Israel Companies Law) to one year.

2.
“FOR” the reelection of Nadav Zohar as a Class I director, to serve until the 2028 annual meeting of shareholders (or, if Proposal 1 is approved, to serve until the 2026 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law.

3.
“FOR” the reelection of Cynthia L. Paul as a Class I director, to serve until the 2028 annual meeting of shareholders (or, if Proposal 1 is approved, to serve until the 2026 annual meeting of shareholders), and until her successor has been duly elected and qualified, or until her office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law.

4.
“FOR” the reelection of Steven Levy as an Outside Director of the Company, to serve for a term of three years commencing as of the Annual Meeting, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law.

5.	“FOR” the approval of the Compensation Policy for the years 2026-2028.

6.	“FOR” the approval of the amendment of the indemnification provisions of the Company’s Articles of Association.

7.	“FOR” the approval of an amended and restated indemnification agreement to be entered into with each of our directors.

8.	“FOR” the approval of an amended and restated indemnification agreement to be entered into with our Chief Executive Officer.

9.
“FOR” the approval of the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Allot’s independent registered public accounting firm for the fiscal year ending December 31, 2025 and until the next annual meeting of shareholders, and to authorize the Board, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

10.	In accordance with the best judgment of the named proxies on any other matters properly brought before the annual meeting and any postponement(s) or adjournment(s) thereof.

If you are a beneficial owner of shares and do not specify how you want to vote, your shares will be included in determining the presence of a quorum at the Annual Meeting but will not be considered as present and entitled to vote on any matter to be considered at the Annual Meeting. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how you wish your shares to be voted so you may participate in the shareholder voting on these important matters.

HOW TO FIND VOTING RESULTS

Q:	Where do I find the voting results of the Annual Meeting?

A:
We plan to announce preliminary voting results at the Annual Meeting and to report the final voting results following the Annual Meeting in a Report of Foreign Private Issuer on Form 6-K that we will furnish to the SEC.

SOLICITATION OF PROXIES

Q:	Who will bear the costs of solicitation of proxies for the Annual Meeting?

A:
The Company will bear the costs of solicitation of proxies for the Annual Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent advisor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company.

AVAILABILITY OF PROXY MATERIALS

Copies of the proxy card, the notice of the Annual Meeting and this proxy statement are available at the “Investor Relations” portion of our Company’s website, www.allot.com. The contents of that website are not a part of this proxy statement.

SHARES OUTSTANDING

As of the Record Date, the Company had 48,452,616 ordinary shares outstanding. Equiniti Trust Company LLC is the transfer agent and registrar for our ordinary shares.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of the Record Date, by each person whom we know beneficially owns more than 5.0% of the outstanding ordinary shares of the Company. Each of our shareholders has identical voting rights with respect to its shares.

	Ordinary Shares Beneficially Owned (1)	Percentage of Ordinary Shares Beneficially Owned
Lynrock Lake Master Fund LP (2)	10,043,295	20.7%
QVT Financial LP (3)	3,555,793	7.3%
Kanen Wealth Management, LLC (4)	4,163,573	8.6%

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of ordinary shares that can be acquired within 60 days from the Record Date through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 48,425,616 ordinary shares outstanding as of the Record Date.

(2)
Based on information from the Company, Lynrock Lake Partners LLC directly holds 10,011,295 of our ordinary shares and Cynthia L. Paul directly holds 32,000 of our ordinary shares. Ms. Paul, the Chief Investment Officer of Lynrock Lake LP (“Lynrock Lake”) and Sole Member of Lynrock Lake Partners LLC, the general partner of Lynrock Lake, exercises voting and investment power over securities of the Issuer held by Lynrock Lake Master Fund LP. The business address of such holders is 2 International Drive, Suite 130, Rye Brook, NY 10573.

(3)
Based on a Schedule 13D/A filed on February 28, 2025, QVT Family Office Fund LP (“QVT Fund”) had shared voting and dispositive power over 3,555,793 of our ordinary shares.  QVT Financial LP (“QVT Financial”), as the investment manager for QVT Fund, and QVT Associates GP LLC (“QVT Fund GP”), was the general partner of the QVT Fund, have voting and dispositive power over these shares. The principal executive offices of QVT Fund, QVT Financial and QVT Fund GP is 888 Seventh Avenue, 43rd Floor, New York, New York 10106.

(4)
Based on a Schedule 13G/A filed on June 12, 2025 by Philotimo Fund LP, a Delaware limited partnership (“Philotimo”), Philotimo Focused Growth and Income Fund, a series of World Funds Trust and a Delaware statutory trust (“PHLOX”), Kanen Wealth Management, LLC, a Florida limited liability company (“KWM”) and David L. Kanen, Philotomo beneficially owned 2,325,000 of our ordinary shares, PHLOX beneficially owned 1,200,000 of our ordinary shares, and KWM and David L. Kanen had each shared voting and dispositive power over 4,103,882 of our ordinary shares and David L. Kannen directly held 59,691 of our ordinary shares. David L. Kanen is the managing member of KWM and has voting and dispositive power over these shares. The business address of such holders is 6810 Lyons Technology Circle, Suite 160, Coconut Creek, Florida 33073.

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of the Record Date, by (i) each of our directors and nominees, (ii) each of our executive officers and (iii) all of our executive officers and directors serving as of the Record Date, as a group. Unless otherwise stated, the address of each named executive officer and director is c/o Allot Ltd., 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 4501317, Israel.

Name	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
Directors
David Reis	*	*
Raffi Kesten	*	*
Nadav Zohar	*	*
Cynthia L. Paul(2)	10,043,295	20.7%
Efrat Makov	*	*
Steven D. Levy	*	*
Executive Officers
Eyal Harari	*	*
Liat Nahum	*	*
Rael Kolevsohn	*	*
Mark Shteiman	*	*
Gili Groner	*	*
Boaz Grossman	*	*
Noam Lila	*	*
All directors, director nominees and executive officers as a group	11,082,354	22.9%

* Represents less than one percent of the outstanding ordinary shares.

(1)  As used in this table, “beneficial ownership” is determined in accordance with the rules of the SEC and consists of either or both voting or investment power with respect to securities. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the Record Date through the exercise of any option or vesting of any restricted stock unit (“RSU”). Ordinary shares subject to options that are currently exercisable or exercisable within 60 days, or RSUs that will become vested within 60 days, are deemed outstanding for computing the ownership percentage of the person holding such options or RSUs, but are not deemed outstanding for the purpose of computing the ownership percentage of any other person. Except as otherwise indicated, the persons named in the table have reported that they have sole voting and sole investment power with respect to all shares of common stock shown as beneficially owned by them. The amounts and percentages are based upon 48,425,616 ordinary shares outstanding as of the Record Date pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act.

As of the Record Date, there were, in the aggregate 2,505,728 ordinary shares subject to outstanding equity awards, which amount includes 2,505,728 unvested RSUs, of which our directors and executive officers held 1,491,989 unvested RSUs. Furthermore, 85,927 ordinary shares remained reserved for future grants under the Plan (as defined below).

(2)  See “Security Ownership of Certain Beneficial Owners and Management” above and note 2 to the table contained therein.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the total compensation earned during 2024 by our five most highly-compensated office holders (as defined in the Israel Companies Law), including base salary, share-based compensation, directors’ fees (where applicable) and all other compensation, please see “Item 6.B. Compensation of Officers and Directors—Compensation of our Five Most Highly Compensated Office Holders—Summary Compensation Table” of our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 27, 2025, a copy of which is available on our website at www.allot.com or on the SEC’s website at www.sec.gov.

CORPORATE GOVERNANCE

Following the Annual Meeting, assuming the reelection of each of Nadav Zohar and Cynthia L. Paul as a Class I director under Proposals 2 and 3 and Steven Levy as an Outside Director under Proposal 4, our Board will consist of six directors. Our Articles of Association provide that our Board may consist of up to nine directors. During the year ended December 31, 2024, each director attended in excess of 75% of all Board meetings and in excess of 75% of the meetings of each committee of the Board on which he or she serves.

Under our Articles of Association, our directors (other than our Outside Directors) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board (other than our Outside Directors). At each annual meeting of our shareholders, the election or reelection of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual meeting following such election or reelection, such that each year the term of office of one class of directors expires. See Proposal 1 for a proposed change to our Articles of Association in this respect.

Our current Class I directors, Nadav Zohar and Cynthia Paul, will hold office until the Annual Meeting. Our current Class II directors, David Reis and Raffi Kesten, will hold office until the 2026 annual meeting of shareholders.  We currently do not have any Class III directors. In addition, assuming the reelection of Steven Levy as an Outside Director under Proposal 4, we will have two Outside Directors serving for fixed three-year periods in accordance with the Israel Companies Law. These two Outside Directors have each been determined by our Board to meet the independence requirements of the listing standards of The Nasdaq Stock Market and satisfy the requirements for an Outside Director under the Israel Companies Law.

Biographical information concerning our director nominees, Nadav Zohar, Cynthia L. Paul and Steven Levy, and of each of the other current directors who will continue to serve after the Annual Meeting but are not nominated for reelection, is provided below.

Nominees for Reelection to the Board as a Class I Director to Serve until the 2028 Annual General Meeting of Shareholders

Nadav Zohar, age 59, has served as an interim director since February 2017 and as a director since April 2017. Mr. Zohar has held the position of Chairman of the LRC Group since 2018. Mr. Zohar served as the head of Business Development of Gett, an “on demand” transportation service provider from March 2015 and October 2018. Prior to joining Gett, Mr. Zohar served as Chief Operating Officer of Delek Global Real Estate PLC, company description to be added, between 2006 and 2009 and held several executive positions with Morgan Stanley, a multinational investment bank and financial services company, between 2001 and 2006, the last of which was Executive Director, Financial Sponsors Group. Prior to joining Morgan Stanley, Mr. Zohar served in executive roles at Lehman Brothers, a global financial services firm, between 1997 and 2001. Mr. Zohar serves as a board member of Matomy Media Group Ltd. (London Stock Exchange: MTMY), a digital performance-based advertising company. Mr. Zohar holds a Masters Degree in Finance (graduated with Merit) from the London Business School and a LLB in Law (graduated with honors) from the University of Reading.

Cynthia L. Paul, CFA, age 53, has served as a director since December 2022. She is Chief Investment Officer and Chief Executive Officer of Lynrock Lake LP, an investment management firm she founded in 2018. Ms. Paul invests across the full capital structure of public and private companies, employing a long-term, fundamentally-driven, value-oriented investment strategy, with a focus on the technology industry. She is Chairperson of the Board of CalAmp, Inc, a privately-owned IoT company that provides telematics solutions to help customers monitor, track, and protect vital assets, and Chairperson of the Board of Uplynk, Inc., a privately-owned cloud-based software company that provides an end-to-end video streaming platform for broadcasters, media companies, and content owners worldwide. She is a board member of ON24, Inc. (NYSE: ONTF), a SaaS company providing a cloud-based sales and marketing platform for digital engagement. From 2018 until the time of its acquisition in 2021, Ms. Paul served as a board member of DSP Group, a NASDAQ-listed semiconductor company. She served as chairperson of the Nomination and Corporate Governance Committee, a member of the Audit Committee, and a member of the Compensation Committee. Ms. Paul served as Chairperson of the Board of Conexant Systems, LLC, a privately-held semiconductor company, from 2013 until its acquisition in 2017. Ms. Paul is an advisory board member and former board member of AlphaSense Inc., a privately-held SaaS company providing intelligent search to enterprise customers. From 2002 to 2017, Ms. Paul was a portfolio manager at Soros Fund Management LLC (“SFM”), where she managed a portfolio across corporate credit, convertible and equity securities. Ms. Paul joined SFM in 2000 and served on SFM’s Investment Committee. Prior to joining SFM, she worked at The Palladin Group in 1999 and at JP Morgan from 1994 to 1999, most recently as Head of Convertible Research. Ms. Paul graduated from Princeton University in 1994 with an Independent Major in Statistics and Operations Research, a Certificate from the Princeton School of Public and International Affairs, and a Certificate in Engineering Management Systems.

Nominee for Reelection to the Board as an Outside Director to Serve for a Three-Year Term Commencing at the Annual Meeting

Steven D. Levy, age 69, has served as an outside director since 2007. Mr. Levy served as a Managing Director and Global Head of Communications Technology Research at Lehman Brothers, a global financial services firm, from 1998 to 2005. Before joining Lehman Brothers, Mr. Levy was a Director of Telecommunications Research at Salomon Brothers, an American investment bank, from 1997 to 1998, Managing Director and Head of the Communications Research Team at Oppenheimer & Co., a global full-service brokerage and investment bank from 1994 to 1997 and a senior communications analyst at Hambrecht & Quist, a California-based investment bank, from 1986 to 1994. Mr. Levy has served as a director of PCTEL, a broadband wireless technology company since 2006 and as their Chairman until 2023, and served as a director of Edison Properties, a privately held U.S. real estate company, since 2015. Mr. Levy previously served as a director of privately held GENBAND Inc., a U.S. provider of telecommunications equipment. Mr. Levy holds a B.Sc. in Materials Engineering and an M.B.A., both from the Rensselaer Polytechnic Institute.

Class II Directors Whose Terms Continue Until the 2026 Annual General Meeting of Shareholders

David Reis, age 64, has served as Chairman of our Board since September 2023. Mr. Reis has served as a director of Stratasys Ltd. (NASDAQ: SSYS) (“Stratasys”) since June 2013. During his tenure with Stratasys, he also served as vice chairman of the board of directors of Stratasys and as an executive director. Since 2017, Mr. Reis has served as Chairman at Enercon Technologies Ltd., Tuttnauer Ltd and Seed X Inc. (since 2020) and a director at Scodix Ltd (since 2021). He also served as a director of Objet Ltd. from 2003 until the closing of the Stratasys-Objet merger and as the Chief Executive Officer of Stratasys from March 2009 until July 2016 (and, prior to the Stratasys-Objet merger, as Chief Executive Officer of Objet). Previously, he served as Chief Executive Officer and President of NUR Macroprinters Ltd. (NURMF.PK), a wide format printer manufacturer that was acquired by HP, from February 2006 to March 2008. Prior to joining NUR, Mr. Reis served as the Chief Executive Officer and President of ImageID, an automatic identification and data capture solution provider, and of Scitex Vision, a developer and manufacturer of wide-format printers. Mr. Reis holds a B.A. in Economics and Management from the Technion-Israel Institute of Technology and an M.B.A. from the University of Denver. Mr. Reis is also a graduate of the Harvard Business School Advanced Management Program.

Raffi Kesten, age 72, has served as an interim director since May 2022 and as a director since December 2022. Mr. Kesten served as Chief Business Officer of Radware Ltd. (NASDAQ: RDWR) since June 2019 until February 2022, leading all customer-facing functions worldwide as well as international sales, professional services, sales engineering and business development, and international sales. Mr. Kesten has over 30 years of experience in leadership roles at various technology companies, including Intel ,Vice President of HP Indigo Division, a division of HP Inc., between 1991 and 1995, as a Chief Operating Officer and General Manager of Cisco Videoscape (formerly NDS Group - Prior acquisition) from 1996 to 2015, as Vice President Video and General Manager Israel of Cisco Videoscape from 2012 to 2015, as Silicon Process Engineer of Intel Corporation from 1982 to 1991, and as a managing partner at Jerusalem Venture Partners from 2014 to 2018. Mr. Kesten holds a B.S. in chemical engineering from Ben Gurion University and an Executive M.B.A. from The Hebrew University, Israel.

Outside Director Whose Term Continues Until December 11, 2027

Efrat Makov, age 55, has served as the lead independent director on our board since November 2021. She has served as a director of Ceragon Networks Ltd since October 2022 and of B Communications Ltd. (TASE: BCOM) since November 2019. Ms. Makov previously served as a director of BioLight Life Sciences Ltd. (TASE: BOLT), Kamada Ltd. (NASDAQ: KMDA), Anchiano Therapeutics Ltd. (NASDAQ: ANCN) (now known as Chemomab Therapeutics Ltd. (NASDAQ: CMMB)) and of  iSPAC 1 Ltd. (TASE: ISPC). Previously, Ms. Makov served as the Chief Financial Officer of Alvarion Ltd. (formerly NASDAQ; TASE: ALVR) and Aladdin Knowledge Systems Ltd. (formerly NASDAQ; TASE: ALDN). Prior to that, Ms. Makov served in management positions at two Israeli-based public companies, including as Vice President of Finance at Check Point Software Technologies Ltd. (NASDAQ: CHKP), and as Director of Finance for NUR Macroprinters Ltd. (formerly NASDAQ: NURM) (now known as Ellomay Capital Ltd. (NYSE; TASE: ELLO)). Earlier in her career, Ms. Makov spent seven years in public accounting with Arthur Andersen LLP in its New York, London and Tel Aviv offices. Ms. Makov holds a B.A. degree in Accounting and Economics from Tel Aviv University and is a certified public accountant in Israel and the United States.

Director Independence

Under the listing standards of The Nasdaq Stock Market, a majority of our directors must meet the independence requirements specified in those rules. Following the Annual Meeting, assuming the reelection of each of Messrs. Zohar and Levy and Ms. Paul, our Board will consist of six members, all of whom will be independent under the listing standards of The Nasdaq Stock Market, as determined by our Board. In reaching that conclusion, our Board has determined that none of these directors or nominees has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. None of our directors is a member of our executive team.

MATTERS SUBMITTED TO SHAREHOLDERS

PROPOSAL 1

APPROVAL OF AN AMENDMENT TO OUR ARTICLES OF ASSOCIATION TO
DECLASSIFY OUR BOARD

Background

We are proposing to amend our Articles of Association to eliminate the staggered nature of our Board. At the time of our initial public offering in 2006, the Company established a classified board structure because such structure offered certain advantages to the Company, such as providing continuity and stability, encouraging directors to employ a long-term perspective and ensuring that a majority of the Board will always have prior experience with the Company. While there are valid arguments in favor of a classified board structure, the Board believes that corporate governance standards have evolved and that annual elections of directors will enhance directors’ accountability to shareholders and will provide the Company’s shareholders with the opportunity to express their views on the performance of the entire Board on an annual basis. After careful consideration, the Board determined that it is appropriate and in the best interest of the Company and its shareholders to propose amendments to our Articles of Association to eliminate the classified structure of the Board.

Under our current Articles of Association, our directors (other than Outside Directors, whose appointments are required under the Israel Companies Law) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board (other than the Outside Directors). At each annual general meeting of our shareholders, the election or reelection of directors following the expiration of the term of office of that class of directors is for a term of office that expires as of the third annual general meeting following such election or reelection, such that each year the term of office of only one class of directors will expire.

We are proposing to amend and restate our Articles of Association to eliminate the different classes of members of our Board and to set the term of each director who is elected or reelected at or after the Annual Meeting (other than Outside Directors, who shall continue to serve in accordance with the Israel Companies Law) to be one year each, effective immediately. The then-current terms of all directors serving prior to the Annual Meeting shall continue until their completion.

Specifically, we propose to amend Article 39.3 of our Articles of Association in its entirety as follows (additions are underlined, deletions are struck through):

 ~~“39.3~~ Subject to the provisions of Articles 40 and 41~~, the members of the Board of Directors of the Company shall be elected by an Ordinary Resolution in a General Meeting, according to the following conditions~~:

39.2~~3~~.1
Commencing with the Company’s 2025 Annual General Meeting, the members of the Board of Directors of the Company, other than Outside Directors, shall be elected by an Ordinary Resolution in a General Meeting, and each such Director shall hold office until the next Annual General Meeting and until his or her successor shall be elected and qualified. ~~The Directors of the Company (other than the Outside Directors) shall be divided into three classes, designated Class I, Class II and Class III. Each class of Directors shall consist, as nearly as possible, of one-third of the total number of directors constituting the entire Board of Directors. The above-described term of office of the Class I Directors shall expire at the first Annual General Meeting ensuing next after the division into Classes; the above-described term of office of the Class II Directors shall expire at the second Annual General Meeting ensuing after the division into Classes; and the above-described term of office of the Class III Directors shall expire at the third Annual General Meeting ensuing after the division into Classes.~~

39.2~~3~~.2
Notwithstanding the foregoing Article 39.2.1, any Director, other than Outside Directors, elected prior to the Company’s 2025 Annual General Meeting shall hold office until the completion of his or her then-current term of office. ~~At each Annual General Meeting, election or re-election of Directors following the expiration of the term of office of the Directors of a certain Class, will be for a term of office that expires on the third Annual General Meeting following such election or re-election, such that from 2007 and forward (inclusive), each year the term of office of only one Class of Directors will expire. A Director shall hold office until the Annual General Meeting for the year in which his or her term expires and until his or her successor shall be elected and qualified, subject to Article 41 below.~~

~~39.3.3~~
~~Upon a change in the number of Directors, in accordance with the provisions of these Articles, any increase or decrease shall be apportioned among the Classes so as to maintain the number of Directors in each Class as nearly equal as possible. The removal of any Director, other than in accordance with Article 41 below, shall only be carried out by a Special Resolution.~~

~~39.3.4~~
~~Any change to this Article 39.3 shall only be carried out by a resolution of the shareholders of the Company, adopted by the holders of securities representing at least 2/3 (two thirds) of the voting securities of the Company then outstanding.~~”

Proposed Resolution

You are requested to adopt the following resolution:

“1.          RESOLVED, that Article 39.3 of the Company’s Articles of Association be amended and restated, as set forth in the Proxy Statement.”

Vote Required

The affirmative vote of the holders of securities representing at least two-thirds of the voting securities of the Company is required to adopt the foregoing resolution.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 2

REELECTION OF NADAV ZOHAR AS A CLASS I DIRECTOR

Background

Nadav Zohar is a nominee for reelection by the shareholders at the Annual Meeting. If reelected at the Annual Meeting, he will serve as a Class I Director until the 2028 annual meeting of shareholders (or, if Proposal 1 is approved, until the 2026 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Israel Companies Law. Mr. Zohar has advised the Company that he is willing to continue serving as a director if reelected, that he has the qualifications and time required for the performance of his duties as a director, and that there are no legal restrictions preventing him from assuming such office.

Biographical information concerning Mr. Zohar is set forth above.

Proposed Resolution

You are requested to adopt the following resolution:

“2.          RESOLVED, that Nadav Zohar be reelected as a Class I director, to serve until the 2028 annual meeting of shareholders (or, if Proposal 1 is approved, to serve until the 2026 annual meeting of shareholders), and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law, 5759-1999.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 3

REELECTION OF CYNTHIA L. PAUL AS A CLASS I DIRECTOR

Background

Cynthia L. Paul is a nominee for reelection by the shareholders at the Annual Meeting. If reelected at the Annual Meeting, she will serve as a Class I Director until the 2028 annual meeting of shareholders (or, if Proposal 1 is approved, until the 2026 annual meeting of shareholders), and until her successor has been duly elected and qualified, or until her office is vacated in accordance with our Articles of Association or the Israel Companies Law. Ms. Paul has advised the Company that she is willing to continue serving as a director if reelected, that she has the qualifications and time required for the performance of her duties as a director, and that there are no legal restrictions preventing her from assuming such office.

Biographical information concerning Ms. Paul is set forth above.

Proposed Resolution

You are requested to adopt the following resolution:

“3.          RESOLVED, that Cynthia L. Paul be reelected as a Class I director, to serve until the 2028 annual meeting of shareholders (or, if Proposal 1 is approved, to serve until the 2026 annual meeting of shareholders), and until her successor has been elected and qualified, or until her office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law, 5759-1999.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 4

REELECTION OF STEVEN LEVY AS AN OUTSIDE DIRECTOR

Background

As an Israeli company (unless we affirmatively opt out of such requirement (as permitted under the Israel Companies Law)), we are required to have a minimum of two directors who meet certain independence and other criteria established by the Israel Companies Law. These directors are referred to as “Outside Directors.” All of our Outside Directors are required to serve on our audit committee and our compensation and nomination committee, each of which was formed in accordance with the Israel Companies Law and the listing standards of The Nasdaq Stock Market, and at least one Outside Director is required to serve on each other committee of our Board. Mr. Levy was initially elected as an Outside Director in 2007 and Ms. Makov was initially elected as an Outside Director in 2021. Mr. Levy was most recently reelected to serve as an Outside Director at our 2022 annual shareholder meeting. Ms. Makov was most recently elected to serve as an Outside Director at our 2024 annual general meeting.

According to the Israel Companies Law, subject to relief under certain circumstances for companies whose shares are traded on a securities exchange outside of Israel, at least one of the Outside Directors must have “accounting and financial expertise” and the other Outside Director must have either “accounting and financial expertise” or “professional qualifications,” as such terms are defined by regulations promulgated under the Israel Companies Law. Each of Mr. Levy and Ms. Makov qualify as having relevant accounting and financial expertise.

Outside Directors must be elected by the shareholders by a special majority, as described above. The term of service of an Outside Director is three years and may be extended for up to two additional three-year terms; thereafter, an Outside Director may be reelected by our shareholders for additional periods of up to three years each only if our audit committee and our Board confirm that, in light of the Outside Director’s expertise and special contribution to the work of the Board and its committees, the reelection for such additional period is beneficial to the Company.

At the Annual Meeting, shareholders will be asked to reelect Mr. Levy as an Outside Director until December 15, 2028, or until his office is vacated in accordance with our Articles of Association or the Israel Companies Law. Mr. Levy has advised the Company that he is willing to continue serving as a director if reelected, that he has the qualifications and time required for the performance of his duties as a director, and that there are no legal restrictions preventing him from assuming such office.

Biographical information concerning Mr. Levy is set forth above.

Our Board has determined that Mr. Levy satisfies the requirements for an Outside Director under the Israel Companies Law and the independence requirements under the listing standards of The Nasdaq Stock Market and as having financial and accounting expertise under the Israel Companies Law. The Company’s audit committee and Board have determined that, in light of the expertise and special contribution of Mr. Levy to the Company’s Board and board committees, the reelection of Mr. Levy as an Outside Director for an additional three-year term would be in the Company’s best interests.

Proposed Resolution

You are requested to adopt the following resolution:

“4.          RESOLVED, that Steven Levy be elected as an Outside Director, to serve for a term of three years commencing as of the Annual Meeting and until December 15, 2028, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution, provided that either:

1.
a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, other than a personal interest in the appointment that is not as a result of relationship with the controlling shareholder, be voted “FOR” the resolution; or

2.
the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the approval of the resolution voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company.

For certain definitions, see “About the Voting Procedure at the Annual Meeting – What vote is required to approve each proposal presented at the Annual Meeting?” above.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 5

APPROVAL OF COMPENSATION POLICY FOR OFFICERS AND DIRECTORS OF
THE COMPANY FOR 2026-2028

Background

Under the Israel Companies Law, every office holder’s terms of compensation, including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability, must comply with the Compensation Policy, and must be approved by the compensation committee and the board of directors, in that order. In addition, the terms of compensation of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder must also be approved separately by the shareholders of the Company, after the approval by the compensation committee and the board of directors.

The Israel Companies Law requires the Board to reevaluate the compensation policy from time to time, and upon any material change in the circumstances that existed at the time the policy was formulated. The compensation policy must also be reviewed and reapproved at least once every three years. The compensation policy must be recommended by the compensation committee, approved by the board of directors and approved by the shareholders, in that order. The Compensation Policy was last approved by our shareholders in December 2022 for the years 2023-25, and was amended in 2024.

Our compensation and nominating committee reviewed and reapproved our Compensation Policy in its current form based upon the factors set forth in the Israel Companies Law. Our Board then considered and reapproved the Compensation Policy in its current form, following the Board’s own examination of the compensation factors set forth in the Israel Companies Law, and is recommending that shareholders reapprove the Compensation Policy in its current form at the Annual Meeting. If approved, the Compensation Policy shall serve as the Company’s compensation policy for all of its officers and directors following the date of the Annual Meeting.

Summary of the Compensation Policy

The following is a summary of the Compensation Policy and is qualified by reference to the full text thereof, a copy of which is attached to this Proxy Statement as Exhibit A.

•Objectives: To attract, motivate and retain highly experienced personnel who will provide leadership for Allot’s success and enhance shareholder value, and to promote for each executive officer an opportunity to advance in a growing organization.

•Compensation instruments: Includes base salary; benefits and perquisites; cash bonuses; equity-based awards; and retirement and termination arrangements.

•Ratio between fixed and variable compensation: Allot aims to balance the mix of fixed compensation (base salary, benefits and perquisites) and variable compensation (cash bonuses and equity-based awards) pursuant to the ranges set forth in the Compensation Policy in order, among other things, to tie the compensation of each executive officer to Allot’s financial and strategic achievements and enhance the alignment between the executive officer’s interests and the long-term interests of Allot and its shareholders.

•Internal compensation ratio: Allot has examined the ratio between overall compensation of the executive officers and the average and median salary of the other employees of Allot, as set forth in the Compensation Policy, to ensure that levels of executive compensation will not have a negative impact on work relations in Allot.

•Base salary, benefits and perquisites: The Compensation Policy provides guidelines and criteria for determining base salary, benefits and perquisites for executive officers.

•Cash bonuses: Allot’s policy is to allow annual cash bonuses, which may be awarded to executive officers pursuant to the guidelines and criteria, including caps, set forth in the Compensation Policy.

•“Clawback”: In the event of an accounting restatement, Allot shall be entitled to recover from current executive officers’ bonus compensation in the amount of the excess over what would have been paid under the accounting restatement, with a three-year look-back.

•Equity-based awards: Allot’s policy is to provide equity-based awards in the form of stock options, restricted stock units and other forms of equity, which may be awarded to executive officers pursuant to the guidelines and criteria, including minimum vesting period, set forth in the Compensation Policy.

•Retirement and termination: The Compensation Policy provides guidelines and criteria for determining retirement and termination arrangements of executive officers, including limitations thereon.

•Exculpation, indemnification and insurance: The Compensation Policy provides guidelines and criteria for providing directors and executive officers with exculpation, indemnification and insurance.

•Directors: The Compensation Policy provides guidelines for the compensation of our directors in accordance with applicable regulations promulgated under the Israel Companies Law, and for equity-based awards that may be granted to directors pursuant to the guidelines and criteria, including minimum vesting period, set forth in the Compensation Policy.

•Applicability: The Compensation Policy will apply to all compensation agreements and arrangements that will be approved after the date on which the Compensation Policy is approved by the shareholders.

•Review: The compensation and nomination committee and the Board shall review and reassess the adequacy of the Compensation Policy from time to time, as required by the Israel Companies Law.

Proposed Resolution

You are requested to adopt the following resolution:

“5.          RESOLVED, to approve the Company’s Compensation Policy for Officers and Directors for the years 2026-2028, as set forth in Exhibit A to the Proxy Statement for the Annual Meeting.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution, provided that either:

1.
a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, be voted “FOR” the resolution; or

2.
the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the approval of the resolution voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company.

For certain definitions, see “About the Voting Procedure at the Annual Meeting – What vote is required to approve each proposal presented at the Annual Meeting?” above.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 6

APPROVAL OF AN AMENDMENT TO THE INDEMNIFICATION PROVISIONS OF
OUR ARTICLES OF ASSOCIATION

Background

We are proposing to amend our Articles of Association to amend the indemnification provisions set forth therein. Our compensation and nominating committee and our Board have reviewed the current indemnification provisions set forth in the Articles, which was prepared many years ago, and believe they do not reflect current market practice, which is to provide our Office Holders (as such term is defined in the Israel Companies Law) with the maximum protection permitted under applicable law. We believe this may hinder our ability to attract and retain qualified members of our Board and other offices.

Specifically, we propose to amend and restate Article 62 of our Articles of Association in its entirety as follows:

“62.          Exemption, Indemnity and Insurance

62.1       Insurance. Subject to the provisions of the Companies Law with regard to such matters, the Company may enter into a contract for the insurance of the liability, in whole or in part, of any Office Holder imposed on such Office Holder due to an act performed by, or an omission of, the Office Holder in the Office Holder’s capacity as an Office Holder of the Company, arising from any matter permitted by law, including the following:

62.1.1	a breach of duty of care to the Company or to any other person;

62.1.2
a breach of his or her duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable grounds to assume that act that resulted in such breach would not prejudice the interests of the Company;

62.1.3	a financial liability imposed on such Office Holder in favor of any other person; and

62.1.4
any other event, occurrence, matters or circumstances under any law with respect to which the Company may, or will be able to, insure an Office Holder, and to the extent such law requires the inclusion of a provision permitting such insurance in these Articles, then such provision is deemed to be included and incorporated herein by reference (including in accordance with Section 56h(b)(1) of the Securities Law, 5728-1968 if and to the extent applicable, and Section 50P of the Economic Competition Law, 5748-1988).

62.2       Indemnity. Subject to the provisions of the Companies Law and any other applicable law:

62.2.1
The Company may retroactively indemnify an Office Holder to the maximum extent permitted under applicable law, including with respect to the following liabilities and expenses, provided that such liabilities or expenses were imposed on such Office Holder or incurred by such Office Holder due to an act performed by or an omission of the Office Holder in such Office Holder’s capacity as an Office Holder:

62.2.1.1
a financial liability imposed on an Office Holder in favor of another person by any court judgment, including a judgment given as a result of a settlement or an arbitrator’s award which has been confirmed by a court;

62.2.1.2
reasonable litigation expenses, including reasonable legal fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, or in connection with a financial sanction, provided that (1) no indictment (as defined in the Companies Law) was filed against such Office Holder as a result of such investigation or proceeding; and (2) no financial liability in lieu of a criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding or if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent;

62.2.1.3
reasonable litigation costs, including reasonable legal fees, expended by an Office Holder or which were imposed on an Office Holder by a court in proceedings filed against the Office Holder by the Company or in its name or by any other person or in a criminal charge in respect of which the Office Holder was acquitted or in a criminal charge in respect of which the Office Holder was convicted for an offence which did not require proof of criminal intent; and

62.2.1.4
any other event, occurrence, matter or circumstance under any law with respect to which the Company may, or will be able to, indemnify an Office Holder, and to the extent such law requires the inclusion of a provision permitting such indemnity in these Articles, then such provision is deemed to be included and incorporated herein by reference (including in accordance with Section 56H(b)(1) of the Securities Law, 5728-1968  if and to the extent applicable, and Section 50P(b)(2) of the Economic Competition Law, 5748-1988).

62.2.2	The Company may undertake to indemnify an Office Holder, in advance, with respect to those liabilities and expenses described in the following Articles:

62.2.2.1
Sub-Article 0~~62.2.1.1~~, provided that the undertaking to indemnify is limited to, and sets forth, (a) such events which the Directors shall deem to be foreseeable in light of the operations of the Company at the time that the undertaking to indemnify is made, and (b) such amounts or criteria which the Directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances; and

62.2.2.2	Sub-Articles 0~~62.2.1.2~~, 0~~62.2.1.3~~ and 0~~62.2.1.4.~~

62.3       Exculpation. Subject to the provisions of the Companies Law, the Company may, to the maximum extent permitted by law, exculpate and release, in advance, any Office Holder from any liability for damages arising out of a breach of a duty of care.

62.4       General.

62.4.1
Any amendment to the Companies Law or any other applicable law adversely affecting the right of any Office Holder to be indemnified, insured or exempt pursuant to this Article 62 and any amendments to this Article 62 shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify, insure or exculpate an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.

62.4.2
The provisions of this Article 62: (i) shall apply to the maximum extent permitted by law (including the Companies Law, the Securities Law, 5728-1968 and the Economic Competition Law, 5748-1988); and (ii) are not intended, and shall not be interpreted so as to restrict the Company, in any manner, in respect of the procurement of insurance or in respect of indemnification (whether in advance or retroactively) or exculpation in favor of any person who is not an Office Holder, including any employee, agent, consultant or contractor of the Company who is not an Office Holder; or any Office Holder to the extent that such insurance or indemnification is not specifically prohibited.”

Proposed Resolution

You are requested to adopt the following resolutions:

“6.          RESOLVED, that Article 62 of the Company’s Articles of Association be amended and restated in its entirety, as set forth in the Proxy Statement.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 7

APPROVAL OF AN AMENDED AND RESTATED INDEMNIFICATION AGREEMENT
TO BE ENTERED INTO WITH EACH OF OUR DIRECTORS

Background

We are proposing to amend and restate the indemnification agreement with each of our directors. Our compensation and nominating committee and our Board have reviewed our current form of indemnification agreement, which was prepared in 2012. They believe it does not reflect current market practice, which is to provide our Office Holders with the maximum protection permitted under applicable law. We believe this may hinder our ability to attract and retain qualified members of our Board and other offices. Accordingly, we are proposing to amend and restate the indemnification agreement to be entered into with each of our directors with the form of indemnification agreement attached hereto as Exhibit B (the “Proposed Indemnification Agreement”).

In accordance with the Israel Companies Law, the Proposed Indemnification Agreement permits us to indemnify our Office Holders for breaches of the duty of care. We may not exculpate an Office Holder from liability for a breach of the duty of loyalty, however we may provide certain indemnification rights for an act performed in breach of the duty of loyalty of an Office Holder provided that the Office Holder acted in good faith, the act or its approval does not harm the Company, and the Office Holder discloses the nature of his or her personal interest in the act and all material facts and documents a reasonable time before discussion of the approval.

Pursuant to the Proposed Indemnification Agreement, the maximum aggregate amount of indemnification to be paid by the Company to all Office Holders who are entitled to indemnification, whether in advance or retroactively, according to all the indemnification undertakings that the Company has granted or may grant from time to time to its Office Holders (including indemnification undertakings granted to Office Holders of its direct and indirect subsidiaries), if and to the extent it will grant the same, shall not exceed, in the aggregate, the greatest of (i) 25 % of the Company’s total shareholders’ equity (as reported in our last published consolidated financial statements prior to the event giving rise to the indemnification), (ii) US$200,000,000, (iii) 10% of our total market capitalization (calculated as (x) the average closing price on the Nasdaq Stock Exchange of our ordinary shares over the 30 trading days prior to the date of the event giving rise to the indemnification, multiplied by (y) the total number of our issued and outstanding ordinary shares as of the date of each payment), and (iv), in connection with or arising out of a public offering of our securities, the aggregate gross amount of proceeds from the sale of, or value exchanged in relation to, such securities by the Company and, if applicable, any selling shareholder in such offering (the “Maximum Indemnification Amount”). Our compensation and nominating committee and our Board believe that the Maximum Indemnification Agreement is in accordance with current practice yet is still lower than such amounts provided by U.S. public companies.

The Israel Companies Law requires that this item be approved by the compensation committee, the Board and the shareholders of the Company, in that order. The Company’s compensation and nominating committee and the Board have approved the proposal described above as being consistent with the Compensation Policy, and have recommended that the proposal be approved by the Company’s shareholders.

Proposed Resolution

You are requested to adopt the following resolution:

“7.          RESOLVED, to approve an amended and restated indemnification agreement to be entered into with each of the Company’s directors, as set forth as Exhibit B to the Proxy Statement for the Annual Meeting.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt this resolution.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 8

APPROVAL OF AN AMENDED AND RESTATED INDEMNIFICATION AGREEMENT
TO BE ENTERED INTO WITH OUR CHIEF EXECUTIVE OFFICER

Background

We are proposing to amend and restate the indemnification agreement with our Chief Executive Officer. As discussed above in Proposal 7, our compensation and nominating committee and our Board have reviewed our current form of indemnification agreement, which was prepared many years ago. They believe it does not reflect current market practice, which is to provide our Office Holders with the maximum protection permitted under applicable law. We believe this may hinder our ability to attract and retain qualified members of our Board and other offices, including a Chief Executive Officer. Accordingly, we are proposing to amend and restate the indemnification agreement to be entered into with our Chief Executive Officer with the Proposed Indemnification Agreement.

For a discussion of the Proposed Indemnification Agreement, please see Proposal 7 above.

The Israel Companies Law requires that this item be approved by the compensation committee, the Board and the shareholders of the Company, in that order. The Company’s compensation and nominating committee and the Board have approved the proposal described above as being consistent with the Compensation Policy, and have recommended that the proposal be approved by the Company’s shareholders.

Proposed Resolution

You are requested to adopt the following resolution:

“8.          RESOLVED, to approve an amended and restated indemnification agreement to be entered into with the Chief Executive Officer, as set forth as Exhibit B to the Proxy Statement for the Annual Meeting.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution, provided that either:

1.
a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, be voted “FOR” the resolution; or

2.
the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the approval of the resolution voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company.

For certain definitions, see “About the Voting Procedure at the Annual Meeting – What vote is required to approve each proposal presented at the Annual Meeting?” above.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 9

REAPPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM

Background

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, served as our independent registered public accounting firm for the fiscal year ended December 31, 2024. At the Annual Meeting, shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm for the year ending December 31, 2025 and until the next annual meeting of shareholders and to authorize the Board, upon the recommendation of the audit committee, to fix the remuneration of the independent registered public accounting firm in accordance with the volume and nature of its services.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee pre-approves audit and non-audit services rendered by Kost Forer Gabbay & Kasierer and its affiliates. This pre-approval is designed to ensure that such engagements do not impair the independence of our independent registered public accounting firm.

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year ended December 31,
	2023	2024
	(in thousands of U.S. dollars)
Audit Fees (1)	489	480
Audit-Related Fees (2)	5	7
Tax Fees (3)	70	49
Other	-
Total	564	536
____________________
(1)
“Audit fees” include fees for services performed by the Company’s independent public accounting firm in connection with our annual audit for 2023 and 2024, certain procedures regarding the Company’s quarterly financial results submitted on Form 6-K and consultation concerning financial accounting and reporting standards.

(2)
“Audit-Related fees” relate to assurance and associated services that are traditionally performed by the independent auditor, including: accounting consultation and consultation concerning financial accounting, reporting standards and due diligence investigations.

(3)
“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance, transfer pricing and tax advice on actual or contemplated transactions.

Proposed Resolution

You are requested to adopt the following resolution:

“9.          RESOLVED, that the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025 and until the next annual meeting of shareholders be approved, and that the Board, upon recommendation of the audit committee, be authorized to fix the remuneration of said independent registered public accounting firm in accordance with the volume and nature of their services.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

REVIEW OF THE COMPANY’S FINANCIAL STATEMENTS FOR FISCAL YEAR 2024

At the Annual Meeting, the Board will provide a management report which will include a discussion of the Company’s consolidated financial statements for the fiscal year ended December 31, 2024. This item does not require a vote of the Company’s shareholders.

PROPOSALS OF SHAREHOLDERS

Shareholder Proposals for the Annual Meeting

Any shareholder of the Company who intends to present a proposal at the Annual Meeting must satisfy the requirements of the Israel Companies Law. Under the Israel Companies Law, only shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders’ meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting and provided further that the foregoing holdings threshold for submission of a proposal for the nomination of a candidate to serve on the board of directors is 5%. Such shareholders may present proposals for consideration at the Annual Meeting by submitting their proposals in writing to our General Counsel at the following address: 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel, Attention: General Counsel. For a shareholder proposal to be considered for inclusion in the Annual Meeting, our General Counsel must receive the written proposal no later than November 19, 2025. If our Board determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion in the agenda of the Annual Meeting, we will publish a revised agenda for the Annual Meeting no later than November 26, 2025 in a press release or a Current Report on Form 6-K furnished to the SEC.

Shareholder Proposals for Annual General Meeting in 2026

We currently expect that the agenda for our annual general meeting to be held in 2026 (the “2026 Annual Meeting”) will include (1) the reelection of our Class II directors; (2) the approval of the appointment (or reappointment) of the Company’s auditors; and (3) presentation and discussion of the financial statements of the Company for the year ended December 31, 2025 and the auditors’ report for this period.

Pursuant to Section 66(b) of the Israel Companies Law, shareholders who hold at least 1% of our outstanding ordinary shares are generally allowed to submit a proper proposal for inclusion on the agenda of a general meeting of the Company’s shareholders, provided that the foregoing holdings threshold for submission of a proposal for the nomination of a candidate to serve on the board of directors is 5%. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the 2025 Annual Meeting by submitting their proposals in writing to Allot Ltd., 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Attention: General Counsel. For a shareholder proposal to be considered for inclusion in the agenda for the 2026 Annual Meeting, our General Counsel must receive the written proposal not less than 90 calendar days prior to the anniversary of the Annual Meeting, i.e., no later than September 11, 2026; provided that if the date of the 2026 Annual Meeting is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the Annual Meeting, for a proposal by a shareholder to be timely it must be so delivered not later than the earlier of (i) the 7th calendar day following the day on which we call and provide notice of the 2026 Annual Meeting and (ii) the 14th calendar day following the day on which public disclosure of the date of the 2026 Annual Meeting is first made.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)); if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than 10 days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2026 Annual Meeting, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Israel Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board, and (ix) any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. Allot may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed as, a “pre-announcement notice” of the 2026 Annual Meeting in accordance with Rule 5C of the Israel Companies Regulations (Notice of General and Class Meetings in a Public Company), 5760-2000, as amended.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Annual Meeting other than those detailed in the attached Notice.

ADDITIONAL INFORMATION

 The Company’s annual report for the fiscal year ended December 31, 2024 filed on Form 20-F with the SEC on March 27, 2025, is available for viewing and download on the SEC’s website at www.sec.gov, on the Tel-Aviv Stock Exchange filings at www.tase.co.il, as well as under the Investors section of Allot’s website at www.allot.com. In addition, the Company’s reports of foreign private issuer on Form 6-K are available on the SEC’s website at www.sec.gov. Shareholders may download a copy of any of the foregoing documents without charge at www.allot.com.

The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to these proxy rules.

By Order of the Board of Directors, /s/ David Reis David Reis Chairman of the Board of Directors

November 12, 2025

Exhibit A

Allot Ltd. (“Allot”)

Amended and Restated Compensation Policy for Executive Officers and Directors
(“Compensation Policy”)

1.	Preamble

This document states the terms of the Allot’s Compensation Policy for its Executive Officers and Directors.

The Compensation Policy is designed to motivate our Executive Officers to drive Allot’s business and financial short and long term goals and to reward significantly on sustainable performance. Accordingly, the structure of Allot’s Compensation Policy ties the compensation for each Executive Officer, to Allot’s financial and strategic goals and achievements.

For purposes of this policy, “Executive Officers” shall mean “Office Holders” as such term is defined in the Israeli Companies Law, 5759-1999 (as may be amended from time to time) (the “Companies Law”), excluding, unless otherwise expressly indicated, Allot’s non-executive directors.

The effective date of this policy is the date of its approval by the Company’s shareholders. This policy will apply to any compensation determined after its effective date and will not, and is not intended to, apply to or deemed to amend employment and compensation terms of Executive Officers existing prior to such date.

The adoption of this policy will not grant any of the Company’s Directors and Executive Officers a right to receive any elements of compensation set forth in this compensation policy. The elements of compensation to which a Director or Executive Officer will be entitled will be exclusively those that are determined specifically in relation to him or her in accordance with the requirements of the Companies Law, and the regulations promulgated thereunder.

A change in the compensation package of an Executive Officer which reports to the CEO, which results in an increase of such Executive Officer's total compensation by no more than 10% per calendar year, may be approved solely by the CEO, provided each of the elements of compensation of such Executive Officer will continue to meet the requirements of the Compensation Policy.

2.	Compensation policy goals

Allot’s goals in setting the Compensation Policy for the Executive Officers is to attract, motivate and retain highly experienced personnel who will provide leadership for Allot’s success and enhance stockholder value, and to promote for each Executive Officer an opportunity to advance in a growing organization. The primary goals of the Compensation Policy are, therefore:

2.1	Pay for performance

•	To closely align the interests of the Executive Officers with those of Allot’s stockholders in order to enhance stockholder value;

•	To offer a collaborative workplace environment where each Executive Officer has the opportunity to impact Allot’s long-term success;

•	To provide increased rewards for superior individual and corporate performance, and substantially reduced or no rewards for average or inadequate performance.

2.2	Risk management

•
To ensure that while a significant portion of each Executive Officer’s total compensation is at risk and tied to the achievement of financial, corporate, functional performance and other goals established by the Board of Directors, overall risk taking is managed and maintained;

•	To minimize any personal incentives for taking high-risks that might potentially imperil the underlying value of Allot.

3.	Compensation elements

Allot aims to provide its Executive Officers with a structured compensation package, including competitive salaries and benefits, performance-motivating cash payout and equity incentive programs. Allot’s Executive Officer’s compensation package is composed of the following elements:

•	Base salary;

•	Benefits and perquisites;

•	Cash bonus;

•	Equity compensation;

•	Retirement and termination of service arrangements.

4.	Base Salary (or Fee)

A competitive base salary (or fee) is essential to Allot’s ability to attract and retain highly skilled professionals in the long term. The base salary will vary between Executive Officers, and will be individually determined according to their performance, educational background, prior business experiences, aptitude, qualifications, role, personal responsibilities and taking into account external salary benchmarking for the specific role using a peer-group of companies. Peer-group companies will be carefully selected to provide an appropriate comparative model. Peer-group companies will be selected based on appropriate similarities taking into account factors such as market capitalization, type of industry, location of listing, level of revenues, number of employees, locations, relevance of such factors to the particular executive role being compared and other factors that will be considered relevant to the comparison. Therefore, Allot seeks to establish such base salary which will allow Allot to compete for, and retain, senior executive talent worldwide.

To that end, the peer-group companies will be selected and approved by Allot’s compensation committee, according to part or all of the following characteristics:

•	Companies that compete with the company for executive talent;

•	Companies that are direct competitors of the company;

•	Companies with a similar revenue turnover as that of the Company;

•	Companies with a similar market cap as that of the Company;

•	Geographical considerations.

In the event that the services of the Executive Officer are provided via a personal management company and not by the Executive Officer directly as an employee of Allot, the fees paid to such personal management company (or unincorporated legal person) shall reflect, to the extent determined by Allot in the applicable service agreement, the base salary and the benefits and perquisites (plus applicable taxes such as Value Added Tax), in accordance with the guidelines of the Compensation Policy.

In addition, Executive Officers may be awarded a fixed one-time cash payment upon recruitment.

5.	Benefits and perquisites

Benefits and perquisites for Allot’s Executive Officers will be comparable to customary competitive market entitlements. Certain benefits and perquisites are set forth in order to comply with legal requirements, while others serve as an additional component of the Executive Officer compensation package to attract and retain highly skilled professionals at Allot.

5.1	Benefits and perquisites which are required or facilitated under local laws or customary in the relevant jurisdiction may include, inter alia, the following:

•	Vacation of up to 25 days per annum;

•	Sick days of up to 18 days per annum (or as required by law);

•	Annual convalescence pay as required by law;

•	Payments to pension funds or other types of pension schemes (e.g. managers’ insurance programs);

•	Disability Insurance;

•	Payments to an Advanced Study fund as afforded by law;

•	Housing (in relevant markets);

•	Health coverage plans and medical expenses.

Such benefits and perquisites may vary depending on geographic location and other circumstances.

In certain countries, the above Benefits will be increased (when applicable) to meet statutory minimum levels.

5.2	Additional benefits intend to complement cash compensation and offer non-monetary rewards to the Executive Officers, and may include, inter alia, the following benefits:

•	Company cellular phone and related expenses;

•	Communication equipment and related expenses;

•	Travel and or car allowance and or Company car and related expenses;

•	Education allowances;

•	Subscriptions to relevant literature.

•	Memberships in statutory and professional organizations

Such additional benefits will not surpass in value 25% percent of the base salary of any Executive Officer.

6.	Retirement and termination of service arrangements

Providing certain retirement and/or termination benefits, is designed to attract and motivate highly skilled professionals to join Allot and should also contribute in retaining its current Executive Officers.

The retirement and termination of service arrangements, shall consider the circumstances of such retirement or termination, the term of service or employment of the Executive Officer, his/her compensation package during such period, Allot’s performance during such period and the Executive Officer’s contribution to Allot achieving its goals and/or maximization of its profits.

The retirement and/or termination benefits may include the following benefits:

•
Advance notice - advance notice upon termination of employment for a certain period of time, which in any case will not exceed a term of 6 months. During such period of time, the Executive Officer may be required to continue his active employment with Allot.

•
Severance pay - all Israeli Executive Officers are subject to the provisions of Section 14 of the Israeli Severance Pay Law. Accordingly, Allot will disburse an amount equivalent to 8.33% of the monthly salary (or any other amount required by applicable law) towards severance pay liability in lieu of paying the full amount of severance pay upon termination of employment.

•
Transition period – Executive Officers may receive up to 6 months of base salary and benefits (i.e., excluding bonuses and equity based compensation), taking into account the period of service or employment of the Executive Officer, his/her service and employment conditions in the course of such period, Allot’s performance during such period, the contribution of the Executive Officer to the achievement of Allot’s targets and profits and the circumstances of the termination of employment.  The Executive Officer may not be required to continue his active employment with Allot during this period.

•	Health insurance for US or other Executive Officers - payment for up to 6 months of post-termination health insurance upon termination of employment.

7.	Cash Bonuses

The cash bonus component aims to ensure that Allot’s Executive Officers are aligned in achieving Allot’s strategic and financial objectives. Cash bonuses are, therefore, determined based on both the financial results of Allot, as well as individual performance. Cash bonuses are rewarded with distinguishable terms to the following different Executive Officer populations:

7.1	CEO

7.1.1	The payout formula for the CEO of Allot is designed to drive performance and motivation of the CEO, while maintaining a firm risk management mechanism.

7.1.2	The payout formula will include the following types of measures that will be calculated separately:

(i)
Company Performance Measures (financial and operational): Such as revenues, operating income, booking, income before tax and interest (may be set on GAAP or Non- GAAP basis, according to the discretion of the Board of Directors), etc, measured against the targets of the annual budget of the Company for the relevant year (the "Targets"). The weight of Company performance will constitute at least 70% of the annual target bonus (i.e. bonus for 100% achievement of Targets).

(ii)
Individual Performance Measures: These measures will be defined at the beginning of each fiscal year by the Compensation Committee and Board of Directors and may include quantitative measures and/or qualitative measures that are measurable. The weight of these individual performance measures will constitute the balance of the annual target bonus.

7.1.3
Discretionary component - Based on evaluation of the CEO's performance and contribution to the Company’s success, the Compensation Committee and Board of Directors may grant the CEO with  an additional amount of up to 3 monthly base salaries of the CEO. In any event, the total annual bonus for the CEO will not exceed the maximum bonus opportunity set forth in Section 7.3 below.

7.2	Executive Officers Reporting to the CEO

7.2.1
For Executive Officers reporting to the CEO, the payout formula will be similar to the payout formula described above for the CEO, with the weight of Company performance measures constituting at least 50% of the target bonus and the remainder will constitute individual performance measures and/or evaluation of performance at the discretion of the Compensation Committee and the Board of Directors.

7.2.2
Notwithstanding the aforesaid, the Compensation Committee and the Board of Directors will have full discretion to determine the actual bonus payout and increase the actual bonus payout based, among other things, on additional considerations relevant to the performance and objectives of the Company and the relevant Executive Officer, including non-measurable criteria. In any event, the total annual bonus will not exceed the maximum bonus opportunity set forth in Section 7.3 below.

7.3	Maximum bonus opportunity

7.3.1	The annual cash bonus of the CEO shall not exceed in any given year 150% of the CEO’s annual base salary.

7.3.2	The annual cash bonus of any other Executive Officer shall not exceed in any given year 100% of the Executive Officer’s annual base salary.

7.4	Incentive Plan to sales and marketing Executive Officers

7.4.1
The overall compensation of the sales Executive Officers is specifically designed to motivate their performance. Therefore, the variable element of their compensation (with an emphasis on sales commissions they receive, as will be defined below) is relatively larger when compared to the variable element of other Executive Officers’ compensation, whereas the fixed element of their compensation is smaller.

7.4.2	The annual sales incentive plan for each sales and marketing Executive Officer shall be determined as follows:

•
Executive officer’s targets will be set at the beginning of each year (the “Sales Targets”). Achieving up to 100% of Sales Targets may correspond to up to 100% of the annual base salary of the Executive Officer.

•	The annual sales incentive payable to sales and marketing Executive Officers is capped at 250% of their annual base salary.

•
Notwithstanding the aforesaid, the Compensation Committee and the BOD will have full discretion to determine the sales incentives or other bonus payout and to increase the actual sales incentives or other bonus payout based, among others things, on additional considerations relevant to the performance and objectives of the Company and the relevant Executive Officer, including non-measurable criteria. In any event, the total annual sales incentives and bonuses will not exceed the cap stated in this Section 7.4.2 above.

7.5	Adjustment of Targets and Goals

The Compensation Committee and Board of Directors may approve certain adjustments to the Targets, Sales Targets and goals that were set at the beginning of the year in the event of material changes in the business environment of Allot, such as a re-organization of Allot, mergers, acquisitions, asset and/or business transfers, and/or material changes to the global business environment in which Allot operates.

7.6	Bonus for an extraordinary transaction or effort

In addition to the bonus payout formulas and to the maximum bonus opportunity as defined in Section 7.3 and Section 7.4 above, when an extraordinary transaction or effort is expected to take place (for example: a merger, acquisition, spin-off, a specific task), and subject to the approval of the Compensation Committee and the Board of Directors, a bonus scheme based on measurable and objective criteria may be defined with respect to all or some of the Executive Officers, with predetermined targets related to the transaction, and a payout cap of 50% of the Executive Officers’ annual base salary.

7.7	Change of control retention grant

A retention grant may be paid, at the full discretion of the Compensation Committee and Board of Directors, following an event resulting in the majority of the voting power of Allot being transferred, whether by way of merger, reorganization, acquisition etc. If such an event occurs, Allot may offer a retention bonus to Executive Officers of up to 100% of annual base salary.

7.8	Payout in cash or equity based compensation

The Compensation Committee and Board of Directors will have full discretion to convert a portion of an Executive Officer’s annual cash bonus, in lieu of cash, into stock options or restricted stock units and to specify their vesting (and other) terms.

7.9	Partial bonus payout

Subject to the conditions and limitations of this Section 7, an Executive Officer that is employed or provides services to the Company for only a portion of any year may be entitled to receive the pro-rata portion of any bonus described above, which will be calculated relatively to the period during which the Executive Officer was employed or provided services to the Company out of the entire calendar year.

8.	Equity-based awards

Allot’s equity-based awards are aimed at enhancing the alignment between the Executive Officers’ interests and the long term interests of Allot and its shareholders, and to promote the retention of Executive Officers for longer terms.

Considering the potential for appreciation in the value of Allot’s stock in public trading markets as Allot grows, such element of compensation is regarded as having long-term incentive value in the recipients’ hands. In addition, since these equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

The equity awards may be in a form of one or more of various types of equity-based instruments, which may include stock options and restricted stock units in different weights. The weight of each of the equity-based instruments will be determined periodically by Allot’s Compensation Committee.

Allot may consider arrangements which will enable optimal tax planning for the Executive Officers.

8.1	Executive Officers’ equity-based awards

•
Equity-based awards may be granted upon recruitment of an executive officer or from time to time, and while taking into consideration, inter alia, the educational background, prior business experiences, aptitude, qualifications, role, and personal responsibilities of the Executive Officer.

•	The equity-based awards which may be granted to an Executive Officer, will not exceed in value (based on accepted valuation methods), on the date of grant, per vesting annum, the following amounts:

o	CEO – $1,000,000;
o	Chairman – $500,000;
o	Other Executive Officers – $500,000.

However, the aforementioned restriction will not include a cash bonus which was converted into equity-based compensation as described above.

•
The Compensation Committee and the Board of Directors also considered setting a cap on value for equity based compensation at the time of exercise and concluded that this would not be advisable for Allot.

•	Such equity-based awards shall vest over a minimum period of 2 to 4 years.

•	The equity-based awards will expire within 10 years as of their grant date.

8.2	Acceleration of equity-based awards

Pursuant to the occurrence of certain events, such as a change of control or other corporate transaction (as defined in the applicable equity incentive plan) and in accordance with the original terms of the grant of the equity-based awards, the vesting of up to 100% of the unvested equity-based awards granted to an Executive Officer may be accelerated.

9.	Overall compensation - Ratio between fixed and variable compensation

We believe that the Compensation Policy must motivate our Executive Officers to drive Allot’s business and financial results and is designed to reward significantly on sustainable performance over the long term. Accordingly, the structure of Allot’s Compensation Policy is established to tie the compensation of each Executive Officer, to Allot’s financial and strategic achievements and to enhance the alignment between the Executive Officers’ interests with the long term interests of Allot and its shareholders.

With the above considerations in mind, Allot will target a ratio between the fixed and the variable compensation (i.e., the Cash Bonus and the Equity-Based Award) of up to 1:10.

The ratios above express the targeted range in the event that all performance measures are achieved at target levels.

10.	Internal Compensation Ratio

In the process of composing this Policy, the Compensation Committee and the Board of Directors have examined the ratio between overall compensation of the Executive Officers and the average and median salary of the other employees of Allot (including agency contractors, if any) (the “Internal Ratio”).1

The possible ramifications of the Internal Ratio on the work environment in Allot were examined, and will be periodically reviewed by the Compensation Committee and the Board of Directors, in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Allot.

[1]
As of the date of this policy, the ratio between the CEO compensation and the average compensation of the other employees is 6.4; the ratio between the CEO compensation and the median compensation of the other employees is 7.1; the ratio between the average compensation of other Executive Officers and the average compensation of the other employees is 2.9; and the ratio between the average compensation of other Executive Officers and the median compensation of the other employees is 3.3.

11.	Compensation of members of Allot’s Board of Directors

11.1	Compensation of the members of Allots Board which are non-executive directors

•
The non-executive members of Allot’s Board of Directors may (and, in the case of outside directors, shall) be entitled to remuneration and refund of expenses according to the provisions of the Companies Regulations (Rules on Remuneration and Expenses of Outside Directors), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

•
In addition, the non-executive members of Allot’s Board of Directors may be eligible to participate in Allot’s equity plans. Such equity grants will vest over a period of not less than one year, to be determined by Allot’s Board of Directors with respect to each grant, and will not exceed in value (based on accepted valuation methods), on the date of grant, $200,000, per vesting annum.  The non-executive members of Allot’s Board of Directors may also receive equity grants with immediate vesting, but such grants will be treated as cash compensation for purposes of this Compensation Policy.

11.2	Acceleration of equity-based awards

Pursuant to the occurrence of certain events, such as a change of control or other corporate transaction (as defined in the applicable equity incentive plan) and in accordance with the original terms of the grant of the equity-based awards, the vesting of up to 100% of the unvested equity-based awards granted to an Executive Officer may be accelerated.

11.3	Compensation of the Chairman

•
The Chairman of Allot’s Board of Directors may be entitled to monthly or annual fees as provided in Section 4 above and to benefits and perquisites as provided in Section 5. In the event that the services of the Chairman are provided via a personal management company and not by the Chairman directly as an employee of Allot, the fees paid to such personal management company shall reflect, to the extent determined by Allot in the applicable service agreement, the base salary and the benefits and perquisites (plus applicable Value Added Tax), in accordance with the guidelines of the Compensation Policy.

•
The Chairman of Allot’s Board of Directors may be eligible to participate in Allot’s equity plans and the provisions of Section 8 regarding the equity-based awards may apply. Such equity-based awards shall not exceed in value (based on accepted valuation methods), on the date of grant, $500,000 per vesting annum.  The equity-based awards shall vest over a period of between 2 – 4 years.

12.	Exculpation, indemnification and insurance of Executive Officers

12.1	Exculpation

Allot may exculpate the members of its Board of Directors and its Executive Officers from a breach of duty of care, to the extent permitted by applicable law.

12.2	Indemnification

Allot may indemnify its Directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the Executive Officer, all subject to applicable law.

12.3	Insurance

Allot will provide “Directors and Officers Insurance” for its Directors and Executive Officers. The maximum aggregate coverage for any such insurance policy will be USD 60 million, as may be increased or decreased from time to time by the Company’s shareholders, and the maximum annual premium paid for such coverage shall be USD 750,000.

13.	Board discretion to reduce compensation elements

The Board of Directors may, at its sole discretion, approve compensation terms which are lower than the amounts described herein.

The Board of Directors has the right to reduce any variable compensation to be granted to an Executive Officer due to special circumstances determined by the Board of Directors.

14.	Compensation recovery (Claw-back)

In the event of an accounting restatement, Allot shall be entitled to recover from any current Executive Officer bonus compensation paid, in the amount of the excess over what would have been paid under the accounting restatement, with a 36 month (three-year) look-back from the date of the restatement. The compensation recovery will not apply to former Executive Officers of Allot. Allot will only seek reimbursement from the Executives to the extent such Executives would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements. The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time.

Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required because of changes in the applicable financial reporting standards.

Nothing in this Section 14 derogates from any other “Claw-back” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws.

Exhibit B

ALLOT LTD.

INDEMNIFICATION UNDERTAKING

                                                                                                          Date: [●]

Dear [Mr. / Ms.] [●●]:

WHEREAS, at the request of Allot Ltd. (“Allot”), you served in the past, are currently serving or will serve in the future as an “Office Holder” (“nosse misra”) of Allot, as such term is defined in Section 1 of the Israeli Companies Law, 5759-1999 (including the regulations thereunder, the “Companies Law”);

WHEREAS, both Allot and you recognize the increased risk of litigation and other claims being asserted against Office Holders of public companies, and that highly competent persons have become more reluctant to serve public companies as directors and officers or in other capacities unless they are provided with adequate protection through insurance or adequate indemnification against inordinate risks of claims and actions against them arising out of their service to, and activities on behalf of, public companies;

WHEREAS, Allot has determined that (i) the increased difficulty in attracting and retaining competent persons is detrimental to the best interests of Allot’s shareholders and that Allot should act to assure such persons that there will be increased certainty of such protection in the future, and (ii) it is reasonable, prudent and necessary for Allot to contractually obligate itself to indemnify, and to advance expenses on behalf of, such persons to the fullest extent permitted by applicable law, so that they will serve or continue to serve Allot free from undue concern that they will not be so indemnified;

WHEREAS, Allot’s Articles of Association provide that it may indemnify and exculpate its Office Holders to the maximum extent permitted by applicable law;

WHEREAS, in recognition of your need for substantial protection against personal liability in order to assure your continued service to Allot in an effective manner and, in part, in order to provide you with specific contractual assurance that the indemnification, insurance and exculpation afforded by Allot’s Articles of Association will be available to you, Allot wishes to undertake in this Indemnification Undertaking (this “Undertaking”) to indemnify you and to advance expenses to you to the maximum extent permitted by applicable law and as set forth in this Undertaking and provide for insurance and exculpation of you as set forth in this Undertaking; and

WHEREAS, this Undertaking is being issued to you in accordance with the approval of the shareholders of Allot at the general meeting held on [●], 2025;

NOW THEREFORE, Allot hereby confirms and undertakes to you as follows:

I. Indemnification

1.          Undertaking to Indemnify. Allot hereby undertakes to indemnify you to the maximum extent permitted by applicable law for any liability and expense specified in subsections (a) through (f) below, imposed on you due to or in connection with an act performed by you, either prior to or after the date hereof, in your capacity as an Office Holder, including as a director, officer, employee, observer, agent or fiduciary of Allot, any subsidiary thereof or any another corporation, collaboration, partnership, joint venture, trust or other enterprise, in which you serve at any time at the request of Allot (a “Corporate Capacity”):

a.
Financial liability imposed on you in favor of any person pursuant to a judgment, including a judgment rendered in the context of a settlement or an arbitration award confirmed by a court. For purposes of Section 1 of this Undertaking, the term “person” shall include a natural person, firm, partnership, joint venture, trust, company, corporation, limited liability entity, unincorporated organization, estate, government, municipality, or any political, governmental, regulatory or similar agency or body.

b.
Reasonable litigation expenses, including attorneys’ fees, incurred by you as a result of an investigation or any proceeding instituted against you by an authority that is authorized to conduct an investigation or proceeding, and that was concluded without the filing of an indictment against you in a matter in which a criminal investigation has been instigated and without there being imposed on you a financial obligation in lieu of a criminal proceeding, or that was concluded without the filing of an indictment against you in a matter in which a criminal investigation has been instigated but with the imposition of a financial obligation in lieu of a criminal proceeding with respect to an offense that does not require proof of mens rea, or in connection with a financial sanction. In this paragraph:

i.
“conclusion of a proceeding without the filing of an indictment in a matter in which a criminal investigation has been instigated” – shall have the meaning specified in Section 260(a)(1A) of the Companies Law;

ii.
“financial obligation in lieu of a criminal proceeding” – a financial liability imposed by applicable law in lieu of a criminal proceeding, including an administrative fine under the Administrative Offenses Law, 5746-1985, a fine for an offense categorized as a fine-bearing offense under the provisions of the Criminal Procedure Law, a financial sanction or a penalty;

c.
Reasonable litigation expenses, including attorneys’ fees, incurred by you, or assessed against you by a court, in a proceeding instituted against you by Allot or on its behalf or by another person, or in a criminal charge from which you are acquitted or in which you are convicted of an offense that does not require proof of mens rea.

d.
Expenses incurred by you in connection with a proceeding pursuant to Article D of Chapter Four of Part Nine of the Companies Law, as amended from time to time, including reasonable litigation expenses, and including attorneys’ fees.

e.
Expenses incurred by you in connection with a proceeding under the Israeli Economic Competition Law, 5748-1988, which is conducted with respect to you, including reasonable litigation expenses, and including attorneys’ fees.

f.
Any other liability or other expense for which it is permitted or will be permitted by applicable law to indemnify you, including in accordance with Section 56h(b)(1) of the Israeli Securities Law, 5728-1968.

For the purposes of this Undertaking, (i) the term “act performed in your capacity as an Office Holder” shall include any act, omission and failure to act and any other circumstances relating to or arising from your service in a Corporate Capacity. and (ii) “expenses” shall include attorneys’ fees and all other costs, expenses and obligations paid or incurred by you in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in any claim relating to any matter for which indemnification hereunder may be provided. Expenses shall be considered paid or incurred by you at such time as you are required to pay or incur such cost or expenses, including upon receipt of an invoice or payment demand.

If you so request in writing, and subject to Allot’s repayment and reimbursement rights set forth in this Undertaking and to any limitation imposed by applicable law, Allot shall pay amounts to cover expenses with respect to which you are entitled to be indemnified under this Section 1, as and when incurred. The payments of such amounts shall be made promptly by Allot directly to your legal and other advisors, and any such payment shall be deemed to constitute indemnification hereunder. As part of such undertaking, Allot will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court, governmental or administrative body, or an arbitrator, including for the purpose of substituting for liens imposed on your assets.

2.          Scope of Coverage. Allot’s undertaking to indemnify you pursuant to Section 1(a) above and advance expenses thereunder is limited to liabilities and expenses deriving from your actions in the cases detailed in Exhibit A hereto. At the time of approval, the Board of Directors of Allot (the “Board”) determined, based on the then-current activity of Allot, that the events listed in Exhibit A hereto are reasonably anticipated and that the amount stated in Section 4 in connection therewith is reasonable. The indemnification provided under Section 1(a) shall not be subject to the limitations imposed by this Section 2, Section 4 and Exhibit A if and to the extent such limits are no longer required by the Companies Law.

3.          Exclusions. Allot shall not indemnify you for any financial liability imposed upon you for any of the following:

a.	breach of the duty of loyalty, unless you acted in good faith and had a reasonable basis to assume that such action would not prejudice the best interests of Allot;

b.	intentional or reckless breach of the duty of care, but specifically excluding negligence;

c.	an action taken with the intention to unlawfully gain personal profit; or

d.	any fine, civil fine, financial sanction or penalty imposed on you.

4.          Amount of indemnification.

a.
The maximum aggregate amount of indemnification to be paid by Allot to all Office Holders who are entitled to indemnification, whether in advance or retroactively, according to all the indemnification undertakings that Allot has granted or may grant from time to time to its Office Holders (including indemnification undertakings granted to Office Holders of its direct and indirect subsidiaries), if and to the extent it will grant the same, shall not exceed, in the aggregate, the greatest of (i) 25% of Allot’s total shareholders’ equity (as reported in Allot’s last published consolidated financial statements prior to the event giving rise to the indemnification), (ii) US$ 200,000,000, (iii) 10% of the total market capitalization of Allot (calculated as (x) the average closing price on the Nasdaq Stock Exchange of Allot’s ordinary shares over the 30 trading days prior to the date of the event giving rise to the indemnification, multiplied by (y) the total number of issued and outstanding shares of Allot as of the date of each payment), and (iv) in connection with or arising out of a public offering of Allot’s securities, the aggregate gross amount of proceeds from the sale of, or value exchanged in relation to, such securities by Allot and, if applicable, any selling shareholder in such offering (the “Maximum Indemnification Amount”).-

b.
If the total of the amounts for which all Office Holders are entitled to indemnification exceeds the Maximum Indemnification Amount, each relevant Office Holder, including you, will receive indemnification based on the ratio between the amount for which such Office Holder is liable and the aggregate amount for which all Office Holders are liable with respect to such matter.

c.
In the event that you receive indemnification from an insurer in accordance with a directors and officers insurance policy with respect to a matter that is the subject of indemnification, the indemnification shall be granted in the amount of the difference between the indemnification due to the Office Holder according to this Undertaking for such indemnification, and the amount received from the insurer in respect of such matter, provided that the indemnification amount to which Allot has committed does not exceed the Maximum Indemnification Amount. In the event that you receive indemnification from the insurer as stated, Allot’s liability shall not be reduced according to this Undertaking and the amounts of the total indemnification may be beyond the amounts received from the insurance company up to the Maximum Indemnification Amount.

5.          Conditions for granting indemnification.

a.
You shall notify Allot of any judicial or administrative proceeding (“Legal Proceeding”) that may be initiated against you, and of any suspicion or threat that any such Legal Proceeding may be initiated against you, promptly after you first become aware of it, and you shall forward to Allot or to whomever is designated by Allot, without delay, any document you receive in connection with such proceeding.  The failure to so notify Allot shall not relieve Allot of any obligation which it may have to the you under this Undertaking, or otherwise, unless and only to the extent that such failure or delay materially prejudices Allot.

b.	Allot shall be entitled to assume your legal defense in such Legal Proceeding or to turn over such defense to any counsel selected by Allot for this purpose and reasonably acceptable to you.

c.
Allot or such counsel shall be exclusively entitled to conduct your legal defense and to conclude such proceeding as they deem fit. At the request of Allot, you shall sign any document authorizing Allot or such counsel to handle your defense in such proceeding and to represent you in all matters related thereto, in accordance with the above. Allot shall not be liable to indemnify you under this Undertaking for any amounts or expenses paid in connection with a settlement of any action, claim or otherwise, effected by you without Allot’s prior written consent (not to be unreasonably withheld).

d.
If Allot acts in accordance with the provisions of subsection (c) above and you enable it to do so, Allot will cover all the other expenses and payments that are involved so that you will not be required to pay or finance them yourself, without this detracting from the indemnification to which you are entitled pursuant to this Undertaking.

e.
You shall fully cooperate with Allot or any such counsel as may be required of you by any of them as part of their dealing with such Legal Proceeding, provided that Allot will cover all expenses involved so that you will not be required to pay or finance them yourself.

6.          Legal Proceeding Involving Allot. Allot may, from time to time, ask you to participate in or otherwise assist in a Legal Proceeding brought by, against or otherwise involving Allot. In such case, Allot will advance or promptly reimburse your reasonable expenses incurred in connection with your participation or assistance in such Legal Proceeding, subject to such guidelines and procedures as may be established by Allot from time to time. Allot’s obligations under this Section 6 shall not be subject to the provisions or limitations of Sections 1 through 5 above.

II. Insurance

7.          Allot undertakes that, subject to any mandatory limitations under applicable law, as long as it may be obligated to provide indemnification and advance expenses under this Undertaking, Allot will purchase and maintain in effect directors’ and officers’ liability insurance, which will include coverage for your benefit to the maximum extent of the coverage available for any director or officer under such policy or policies, providing coverage in amounts as reasonably determined by the Board; provided that Allot shall have no obligation to obtain or maintain a directors’ and officers’ insurance policy if Allot determines in good faith that such insurance is not reasonably available, the premium costs for such insurance are disproportionate to the amount of coverage provided, or the coverage provided by such insurance is so limited by exclusions that it provides an insufficient benefit. Allot hereby undertakes to notify you at least 30 days prior to the expiration or termination of the directors’ and officers’ insurance policy.

8.           Allot undertakes to give prompt written notice of the commencement of any claim hereunder to the insurers in accordance with the procedures set forth in each of the policies. Allot shall thereafter diligently take all actions reasonably necessary under the circumstances to cause such insurers to pay, on your behalf, all amounts payable as a result of such action, suit, proceeding, inquiry or investigation in accordance with the terms of such policies. The above shall not derogate from Allot’s authority to freely negotiate or reach any compromise with the insurer which is reasonable in Allot’s sole discretion, provided that Allot shall act in good faith and in a diligent manner.

9.          Allot shall not be liable under this Undertaking to make any payment in connection with any indemnifiable event to the extent you have otherwise actually received payment under any insurance policy or otherwise (without any obligation on your part to repay any such amount) of the amounts otherwise indemnifiable hereunder. Any amounts paid to you under such insurance policy or otherwise after Allot has indemnified you for such liability or expense shall be repaid to Allot promptly upon receipt by you. Allot hereby acknowledges that from time to time you may have certain rights to indemnification, advancement of expenses or insurance provided by shareholders of Allot, and certain of its affiliates and third parties (collectively, the “Secondary Indemnitors”). Subject to the terms and conditions of this Undertaking, Allot hereby agrees that (i) Allot is the indemnitor of first resort (i.e. its obligations to you are primary and any obligation of the Secondary Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by you is secondary); (ii) Allot shall be required to advance the full amount of expenses incurred by you and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Undertaking (or any other agreement between Allot and you), without regard to any rights you may have against the Secondary Indemnitors; and (iii) Allot irrevocably waives, relinquishes and releases the Secondary Indemnitors from any and all claims Allot may have against the Secondary Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. Without altering or expanding any of Allot’s indemnification obligations hereunder, Allot further agrees that no advancement or payment by the Secondary Indemnitors on behalf of you with respect to any claim for which you have sought indemnification from Allot shall affect the foregoing and the Secondary Indemnitors shall have a right of contribution and be subrogated to the extent of such advancement or payment to all of the rights of recovery of you against Allot. Allot agrees that the Secondary Indemnitors are express third party beneficiaries of the terms of this section.

III. Exculpation

10.          To the maximum extent permitted by applicable law, Allot hereby exculpates and releases you in advance and retrospectively from your responsibility, in whole or in part, to Allot with respect to damages related to any breach of the duty of care to Allot, except in those instances where Allot cannot exculpate you in advance from your responsibility to Allot, including with respect to the breach of the duty of care in connection with a “distribution” as such term is defined in the Companies Law.

IV. Validity of the Undertaking

11.          This Undertaking relates to your performance as an Office Holder of Allot, or a director or officer, employee, observer, agent or fiduciary in the entities specified in the first paragraph of Section 1, and will be valid both with respect to proceedings taken against you during your term as an Office Holder, or director or officer, employee, observer, agent or fiduciary as above, and with respect to proceedings against you following the end of your term. This Undertaking shall also inure to the benefit of your heirs and other legal substitutes.

12.          This Undertaking supersedes any prior undertaking for indemnification, if given to you in the past; however, this Undertaking does not derogate from or waive any other indemnification or exculpation to which you are entitled from any other source by applicable law or by any other undertaking.

13.          This Undertaking shall not restrict Allot or prevent it from granting additional or special indemnification or exculpation, provided that this does not prejudice the indemnification and exculpation that are the subject of this Undertaking.

14.          Your rights hereunder shall not be deemed exclusive of any other rights that you may have under Allot’s Articles of Association, applicable law or otherwise, and to the extent that during the indemnification period the indemnification rights of the then-serving Office Holders are more favorable to such Office Holders than the indemnification rights provided hereunder to you, you shall be entitled to the full benefits of such more favorable indemnification rights to the extent permitted by law. To the extent that a change in the law, whether by statute or judicial decision, permits greater indemnification than would be afforded currently under Allot’s Articles of Association of Allot and this Undertaking, then you shall enjoy by this undertaking the greater benefits so afforded by such change.

V. Miscellaneous

15.          Duration of Undertaking. All agreements and obligations of Allot contained herein shall continue during the period you are an Office Holder of Allot (or are or were serving at the request of Allot as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) and shall continue thereafter so long as you may be subject to any proceeding by reason of your Corporate Capacity, whether or not you are acting or serving in any such capacity at the time any liability or expense is incurred for which indemnification can be provided under this Undertaking. This Undertaking shall continue in effect regardless of whether you continue to serve as an Office Holder of Allot or any affiliated company at Allot’s request.

16.          Non-Exclusivity. Your rights under this Undertaking shall not be deemed exclusive of any other rights you may have under Allot’s Articles of Association, applicable law or otherwise, and to the extent that during the duration of this Undertaking the indemnification rights of the then- serving directors and officers are more favorable to such directors or officers than the indemnification rights provided to you under this Undertaking, you shall be entitled to the full benefits of such more favorable indemnification rights to the extent permitted by law.

17.          Binding Effect. This Undertaking  shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. In the event of a merger or consolidation of Allot or a transfer or disposition of all or substantially all of the business or assets of Allot, you shall be entitled to the same indemnification and insurance provisions as the most favorable indemnification and insurance provisions afforded to the then-serving Office Holders of Allot. In the event that in connection with such transaction Allot purchases a directors’ and officers’ “tail” or “run-off” policy for the benefit of its then serving Office Holders, then such policy shall cover you and such coverage shall be deemed to be in satisfaction of the insurance requirements under this Undertaking. This Undertaking shall continue in effect during the duration of indemnification specified in Section 15 above, regardless of whether you continue to serve in a Corporate Capacity.

Any amendment to the Companies Law, the Israeli Securities Law, 5728-1968, the Israeli Economic Competition Law, 5748-1988 or other applicable law adversely affecting your right to be indemnified, insured or released pursuant hereto shall be prospective in effect, and shall not affect Allot’s obligation or ability to indemnify or insure you for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.

18.          Amendments and Waivers. This Undertaking shall constitute a binding undertaking by Allot enforceable in accordance with its terms. Any amendment, addition or omission will be valid only upon execution of a written agreement signed by the parties hereto. No amendment, alteration or repeal of this Undertaking or of any provision hereof shall limit or restrict any of your rights under this Undertaking in respect of any action taken or omitted by you prior to such amendment, alteration or repeal, unless caused by a change to the law that cannot be altered contractually. No waiver of any of the provisions of this Undertaking shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing.

19.          Notices. All notices and other communications given or made pursuant to this Undertaking shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) on the date of personal delivery to the party to be notified, (b) on the recipient’s next business day if sent by electronic mail (with electronic confirmation of receipt), or (c) four (4) days after having been sent by a recognized overnight courier, postage prepaid.

20.          Successors and Assigns. This Undertaking shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors (including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business or assets of Allot), assigns, spouses, heirs, executors and personal and legal representatives.

21.          Governing Law. This Undertaking shall be governed by the laws of the State of Israel. The competent courts of the State of Israel located in Tel Aviv shall have exclusive jurisdiction and venue over all matters in connection with this Undertaking, including its validity, construction, extent or cancellation. Each party irrevocably submits to the exclusive jurisdiction and venue of such courts, and no other forum shall have any jurisdiction or venue.

22.          Enforcement. Allot expressly confirms and agrees that it has entered into this Undertaking and assumed the obligations imposed on it hereby in order to induce you to serve as an Office Holder of Allot, and Allot acknowledges that you are relying upon this Undertaking in serving as an Office Holder of Allot.

23.          Counterparts; Facsimile. This Undertaking may be executed and delivered by facsimile signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

Sincerely, Allot Ltd. By: Name: Title:
I hereby agree to the conditions of the above Indemnification Undertaking: By: ___________________________________ Name:

EXHIBIT A
INDEMNITY EVENTS*

a.
actions or omissions deriving from Allot being public or traded on a stock exchange, or relating to an offer to the public or the public or private issuance of securities of Allot by Allot or by a shareholder, whether such liabilities and expenses relate to the securities laws of the United States, of Israel or of any other jurisdiction;

b.
any claims that matters that were required to be included in public disclosures were not disclosed as required by applicable law, whether such liabilities and expenses relate to the securities laws of the United States, of Israel or of any other jurisdiction;

c.	actions or omissions in a Corporate Capacity relating to the operations and management of Allot;

d.
actions or omissions in connection with investments Allot makes in other entities, whether before or after the investment is made, for the purpose of entering into, effecting, developing, monitoring and supervising the transaction;

e.	actions or omissions relating to the purchase or sale of companies, legal entities or their assets, their splitting or merging;

f.	any sale, purchase or holding of marketable securities, or other investments for or on behalf of Allot;

g.
actions or omissions relating to patents, trademarks, copyrights and other intellectual property of Allot, including their protection, including by registration or assertion of rights to intellectual property and the defense of claims relating thereof;

h.	actions or omissions relating to Allot’s labor relations or Allot’s commercial relationships, including with employees, independent contractors, customers, suppliers and other service providers;

i.	any “Transaction” as defined in Section 1 of the Companies Law;

j.	actions or omissions relating to the distribution of dividends or repurchase of shares or returns of capital or loans of Allot;

k.	actions or omissions relating to tender offers, including actions relating to delivery of opinions in relation thereto, of Allot;

l.
actions or omissions relating to a merger or restructuring of Allot, including events in connection with change in ownership or in the structure of Allot, its reorganization, dissolution, winding up, any other arrangements concerning creditors rights or any decision concerning any of the foregoing, including but not limited to, merger, sale or acquisition of assets, division, spin off, divestiture, change in capital;

m.	actions or omissions relating to environmental matters;

n.	actions or omissions in connection with any restrictive trade practice or monopolies of Allot;

o.	actions or omissions in connection with an affiliated company;

p.
actions or omissions in connection with the testing of products and services developed by Allot or in connection with the distribution, sale, license and use of such products and services, including clinical studies;

q.
actions or omissions in connection with the preparation and approval of financial or tax statements of Allot, including any action, consent or approval related to or arising from the foregoing, including engagement of or execution of certificates for the benefit of third parties related to the financial statements;

r.
management of Allot’s bank accounts, including money management, foreign currency deposits, securities, loans and credit facilities, credit cards, bank guarantees, letters of credit, consultation agreements concerning investments including with portfolio managers, hedging transactions, options, futures, and the like;

s.	actions or omissions taken pursuant to or in accordance with the policies and procedures of Allot, whether such policies and procedures are published or not;

t.	representations and warranties made in good faith in connection with the business of Allot;

u.	any claim or demand made by any lenders or other creditors or for monies borrowed by, or other indebtedness of Allot;

v.
any claim or demand made directly or indirectly in connection with complete or partial failure by Allot, or its respective directors, officers and employees, to pay, report, keep applicable records or otherwise, any state, municipal or foreign taxes or other mandatory payments of any nature whatsoever, including income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not;

w.
claims in connection with laws and regulations, including violations of laws and regulations requiring Allot to obtain regulatory and governmental licenses, permits and authorizations, laws related to any governmental grants in any jurisdiction and laws regarding invasion of privacy, including with respect to databases, AI and laws and regulations in regard of slander;

x.
Any administrative, regulatory, judicial, civil or criminal, actions orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance, violation or breaches alleging potential responsibility, liability, loss or damage (including potential responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, property damage or penalties, or for contribution, indemnification, cost recovery, compensation or injunctive relief), whether alleged or claimed by customers, consumers, regulators, shareholders or others, arising out of, based on or related to: (a) cyber security, cyber-attacks, data loss or breaches, unauthorized access to databases and use or disclosure of information contained therein, not preventing or detecting the breach or failing to otherwise disclose or respond to the breach; (b) circumstances forming the basis of any violation of any law, permit, license, registration or other authorization required under applicable law governing data security, data protection, network security, information systems, privacy or any cyber environment (including, users, networks, devices, software, processes, information systems, databases, information in storage or transit, applications, services, and systems that can be connected directly or indirectly to networks); (c) failure to implement a reporting system or control, or failure to monitor or oversee the operation of such a system; (d) data destruction, extortion, theft, hacking, and denial of service attacks; losses or liabilities to others caused by errors and omissions, failure to safeguard data or defamation; or (e) security-audit, post-incident public relations and investigative expenses, criminal reward funds, data breach/privacy crisis management (including, management of an incident, investigation, remediation, data subject notification, call management, credit checking for data subjects, legal costs, court attendance and regulatory fines), extortion liability (including, losses due to a threat of extortion, professional fees related to dealing with the extortion), or network security liability (including, losses as a result of denial of access, costs related to data on third-parties and costs related to the theft of data on third-party systems);

y.
claims by any third party suffering any personal injury or any property damage to business or personal property through any act or omission attributed to Allot or its products or services, or its employees, agents or other persons acting or allegedly acting on their behalf, including failure to make proper safety arrangements for Allot or its employees and liabilities arising from any accidental or continuous damage or harm to Allot’s employees, its contractors, its guests and visitors as a result of an accidental or continuous event, or employment conditions, permanent or temporary, in Allot’s offices;

z.
claims relating to participation or non-participation at Board (including committees of the Board) meetings, or bona fide expression of opinion or voting or abstention from voting at such Board meetings including, in each case, any committee thereof, as well as expression of any opinion publicly in connection with service as an Office Holder;

aa.
violations of or failure to comply with securities laws, and any regulations or other rules promulgated thereunder, of any jurisdiction, including claims under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended, or under the Israeli Securities Law, 5728-1968, fraudulent disclosure claims, failure to comply with any securities authority or any stock exchange disclosure or other rules and any other claims relating to relationships with investors, debt holders, shareholders, optionholders, holders of any other equity or debt instrument of Allot, and otherwise with the investment community (including any such claims relating to merger, change in control, issuances of securities, restructuring, spin out, spin off, divestiture, recapitalization or any other transaction relating to the corporate structure or organization of Allot); claims relating to or arising out of financing arrangements, any breach of financial covenants or other obligations towards investors, lenders or debt holders, class actions, violations of laws requiring Allot to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction, including in connection with disclosure, offering or other transaction related documents; actions taken in connection with the issuance, purchase, holding or disposition of any type of securities of Allot, including the grant of options, warrants or other rights to purchase any of the same or any offering of Allot’s securities (whether on behalf of Allot or on behalf of any holders of securities of Allot) to private investors, underwriters, resellers or to the public, and listing of such securities, or the offer by Allot to purchase securities from the public or from private investors or other holders, and any undertakings, representations, warranties and other obligations related to any of the foregoing or to Allot’s status as a public company or as an issuer of securities;

bb.
any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental or regulatory entity or authority or any other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any governmental entity applicable to Allot or any of its businesses, assets or operations, or the terms and conditions of any operating certificate or licensing agreement;

cc.
Liabilities arising in connection with development of any products or services developed, distributed, rendered, sold, provided, licensed or marketed by Allot, and any actions or omission in connection with the distribution, provision, sale, marketing, license or use of such products or services, including without limitation in connection with professional liability and product liability claims;

dd.
Liabilities arising in connection with the conduct of clinical trials, testing, development or manufacturing of any products or services developed, distributed, rendered, sold, provided, licensed or marketed by Allot, and any actions in connection with the distribution, provision, sale, marketing, license or use of such products or services, including without limitation in connection with professional liability and product liability claims; and

ee.
Any claim or demand not expressly covered by any of the categories of events described above, which, pursuant to any applicable law, an office holder of Allot may reasonably be held liable to any government or agency thereof, or any person or entity, in connection with actions taken by such office holder in such capacity.

* For the sake of clarity, in the subsections detailed in this Exhibit A, Allot shall mean to include subsidiaries and affiliated companies in which you serve as an Office Holder in matters related thereto.